Exhibit 99.1

CORPORACION AMERICA AIRPORTS ANNOUNCES 1Q21 RESULTS

1Q21 Passenger traffic improves sequentially but remains significantly impacted by Covid-19

Luxembourg, May 19, 2021— Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) the largest private sector airport operator based on the number of airports under management reported today its unaudited, consolidated results for the three-month period ended March 31, 2021. Financial results are expressed in millions of U.S. dollars and are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IASB”).

Commencing 3Q18, the Company began reporting results of its Argentinean subsidiaries applying Hyperinflation Accounting, in accordance to IFRS rule IAS 29 (“IAS 29”), as detailed on Section “Hyperinflation Accounting in Argentina” on page 23.

First Quarter 2021 Highlights

▪	Consolidated Revenues of $138.2 million, a decline of 54.4% YoY. Excluding the impact of IFRS rule IAS 29, revenues declined 54.2%, to $140.3 million, mainly reflecting decreases of $113.6 million in Aeronautical revenues, $34.8 million in Commercial revenues driven by the impact of the COVID-19 pandemic, as well as a $13.5 million decline in construction service revenue in Argentina, and to a lesser extent, Ecuador and Uruguay, reflecting lower capex in the period.

▪	Key operating metrics declined YoY impacted by the pandemic, but improved sequentially:

▪	Passenger traffic was 6.5 million, a 61.8% YoY decline, but increased 27.9% from 5.1 million in 4Q20

▪	Cargo volume decreased 18.9% YoY to 67.9 thousand tons, compared to a 5.9% sequential decline from 72.1 thousand tons in 4Q20

▪	Aircraft movements reached 98.4 thousand, a 44.9% YoY decline, but improved 14.7% from 85.8 thousand in 4Q20

▪	Operating Loss was $26.6 million, compared to a $31.3 million Operating Gain in 1Q20, mainly reflecting the impact of the pandemic on revenues, partially offset by lower cost of services and SG&A.

▪	Adjusted EBITDA on an “As Reported” basis was $6.3 million, a 92.3% decline from $80.9 million in 1Q20. Excluding one-time charges in Argentina in relation with professional fees for the settlement of claims in 1Q21, Adjusted EBITDA would have been $14.3 million on an “As reported” basis, or $14.2 million when excluding IAS29. When also excluding an impairment loss in 1Q20 in Brazil, Adjusted EBITDA would have declined 83.5% in the quarter from $86.1 million in 1Q20, while Adjusted EBITDA margin Ex-IFRIC12 declined to 12.4% from 33.0% in 1Q20.

▪	On January 13, 2021, CAAP announced that under Resolution No. 4/2021 of the Official Gazette, the Organismo Regulador del Sistema Nacional de Aeropuertos (“ORSNA”) established an increase in the international passenger fee for travelers departing from AA2000 airports of US$6 to US$57, in line with the provisions of the Technical Conditions for the Extension which are part of the 10-year concession extension approved on December 17, 2020.

▪	In February 2021, CAAP received a proposal from Aerolíneas Argentinas S.A. offering to pay outstanding amounts owed to its subsidiary AA2000 until March 31, 2020 (AR$120.6 million and US$36.5 million).

▪	In February 2021, AA2000 renegotiated the principal payment under the syndicated bank loan maturing in February 2021 for a total amount of $13.3 million, and deferred said amount to be repaid under a new schedule between March 2022 and February 2023.

Subsequent Events

▪	In April 2021, Puerta del Sur (“PDS”), CAAP’s Uruguayan subsidiary, obtained a $10.0 million facility with a local commercial bank.

▪	In May 2021, AA2000 renegotiated a total of $40.0 million in principal payments under the syndicated bank loan, maturing in May, August and November 2021 for an amount of $13.3 million each, and deferred said amount to be repaid in May, August and November 2022.

CEO Message

Commenting on the results for the quarter Mr. Martín Eurnekian, CEO of Corporación América Airports, noted, “We are very proud of the way the Company has navigated the unprecedented crisis over the past year, showing an ability to be both prudent and agile. As we moved into a second wave of Covid-19 in Latin America during the first quarter, which resulted in travel restrictions and lower demand that negatively impacted passenger traffic in some of our countries of operations, we were better positioned to mitigate the effects of the crisis. Our sustained focus on cost controls and cash preservation allowed us to achieve positive Comparable Adjusted EBITDA of $14 million in 1Q21, excluding one-time fees, despite passenger traffic levels of nearly a third of pre-pandemic levels in the same quarter of 2019.”

“Since the onset of the pandemic, we have made significant progress in the successful execution of our Covid-19 Mitigation Strategic Plan and remain dedicated to continue the consistent execution of this plan. One of our key goals this year is to restore the value of our business by finalizing the re-equilibrium processes, following the successful 10-year concession extension in Argentina and full economic re-equilibrium for 2020 in Brazil. We also remain focused on preserving liquidity and strengthening our balance sheet, while keeping a lean structure across our operations and maintaining tight control on costs as the level of activity progressively increases.”

“In terms of passenger traffic dynamics, we are observing a pick-up in traffic in Brazil, Armenia and Ecuador, primarily driven by a faster pace in the roll out of the vaccination program and better sanitary conditions. Italy is also expected to benefit from the rollout of the vaccination campaign, warmer weather and lower restrictions during the European summer season. We also expect overall better trends as vaccination campaigns begin to pick-up in Argentina and travel restrictions are progressively lifted later in the year in both Uruguay and Argentina. Longer-term, we are convinced the desire to travel will resume and strong pent-up demand will contribute to drive sustained traffic growth. In closing, we are confident in the potential of our business and we continue working towards building a leaner and stronger company that will allow us to deliver profitable growth once demand returns.”

Operating & Financial Highlights

(In millions of U.S. dollars, unless otherwise noted)

	1Q21 as reported	1Q20 as reported		% Var as reported		IAS 29 1Q21	1Q21 ex IAS 29	1Q20 ex IAS 29	% Var ex IAS 29
Passenger Traffic (Million Passengers) (1)(2)	6.5	17.1		-61.8%			6.5	17.1	-61.8%
Revenue	138.2	302.8		-54.4%		-2.1	140.3	306.6	-54.2%
Aeronautical Revenues	42.8	154.7		-72.3%		0.0	42.8	156.4	-72.6%
Non-Aeronautical Revenues	95.4	148.2		-35.6%		-2.1	97.5	150.3	-35.1%
Revenue excluding construction service	110.8	256.6		-56.8%		0.1	110.7	259.2	-57.3%
Operating Income / (Loss)	-26.6	31.3		-184.9%		-9.2	-17.4	54.5	-131.9%
Operating Margin	-19.2%	10.3%		-2,952 bps		-	-12.4%	19.2%	-3,159 bps
Net (Loss) / Income Attributable to Owners of the Parent	-44.1	-15.1		191.8%		23.9	-67.9	-11.7	480.6%
EPS (US$)	-0.28	-0.09		205.7%		0.15	-0.42	-0.04	960.5%
Adjusted EBITDA	6.3	80.9		-92.3%		0.4	5.8	81.6	-92.8%
Adjusted EBITDA Margin	4.5%	26.7%		-2,217	bps	-	4.2%	26.6%	-2,243	bps
Adjusted EBITDA Margin excluding Construction Service	5.3%	31.3%		-2,605	bps	-	4.9%	31.3%	-2,642	bps
Net Debt to LTM Adjusted EBITDA	n.m.	2.87	x	n.m.		-	-	-	-
Net Debt to LTM Adjusted EBITDA excl. impairment on intangible assets (3)	n.m.	2.39	x	n.m.		-	-	-	-

Note: Figures in historical dollars (excluding IAS29) are included for comparison purposes.

1)	Note that preliminary passenger traffic figures for Ezeiza Airport, in Argentina, for January 2020 were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues, as tariffs are applicable on departure passengers.
2)	Starting November 2019, the Company has reclassified its passenger traffic figures for Brasilia Airport between international, domestic and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures remain unchanged.
3)	LTM Adjusted EBITDA excluding impairments of intangible assets

Update on Action Plan to Mitigate Impact of COVID-19

Governmental Flight Restrictions

The COVID-19 virus outbreak has generated a disruption in the global economy, and in particular, the aviation industry resulting in drastic reductions in passenger traffic. Since March 2020, governments around the world implemented measures to contain the spread, including the closing of borders and prohibition of travel, domestic lockdowns and quarantine measures. The overall situation remains volatile, as governments worldwide adjust travel bans or implement requirements to enter or leave their countries, including quarantines or negative Covid-19 PCR tests, based on the evolution of the sanitary situation.

•	Currently, in Argentina borders remain closed to foreigners until May 21, 2021. Given the spike in Covid cases during March, starting March 27, 2021, flights from Brazil, Chile and Mexico were banned from entering the country and the government implemented a basket for international arriving passengers which is limited to 2,000 a day. International travel is operated under a special flights regime, and passengers arriving in Argentina are required to present a negative PCR test taken within 72 hours prior to the flight, take an additional test at Ezeiza airport on arrival, and self-isolate for seven days. Bans on domestic travel were lifted by the end of October.

•	In Italy, certain restrictions apply for travelers coming from, or that visited or transited certain countries until July 30, 2021. International passengers are required to present a negative PCR test upon arrival. In addition, travelers coming from outside the European Union are required to self-quarantine for 10-days upon arrival.

•	In Brazil, no restrictions apply for domestic travel. International passengers are required to present a negative PCR test upon arrival and there are no restrictions on entry, with the exception of passenger coming from or that transited through UK, South Africa and India in 14 days prior to entering Brazil.

•	In Uruguay, borders remain closed to non-resident foreigners, with certain exemptions, and requirements upon entry, including a negative PCR test upon arrival and a self-isolation period.

•	In Armenia, restrictions on air travel were lifted mid-September 2020, while more recently, Russia opened borders to foreigners, although some requirements apply upon entry including a negative PCR test upon arrival.

•	In Ecuador, there are no restrictions to domestic or international travel. International passengers are required to present a negative PCR test upon arrival.

Impact of COVID-19 on CAAP’s Passenger Traffic and Cargo activity

The Company’s operations have been severely impacted by the prolonged flight restrictions in most countries of operations as well as flight bans in many other countries worldwide. Total passenger traffic in January 2021 declined 64.4% year-on-year, showing a slight decline in February to a drop of 69.1% YoY and March, declined 71.3% when compared to March 2019. Passenger traffic, however, increased 27.9% when compared to 4Q20. During 1Q21, commercial flights were operated across all CAAP’s countries, although still restricted by government bans to locals and foreigners, and certain requirements applied. Cargo activity was also impacted, with cargo volume declining 33.7% year-on-year.

Implementation of Mitigation Initiatives Focused on Preserving Financial Position

Since the onset of the pandemic CAAP has consistently made progress on the implementation of its action plan to mitigate the impact of the crisis as follows:

Cost controls and cash preservation measures: The Company achieved a 43% YoY reduction in cash operating costs and expenses in the quarter, compared with YoY reductions of 46%, 48% and 51% in 4Q20, 3Q20 and 2Q20, respectively. Note this excludes concession fees and construction costs. While CAAP expects to benefit from these reductions in the coming quarters, it also expects to see some increases in payroll and maintenance and other operating costs as traffic recovers.

Financial position and liquidity: As cash preservation is a critical focus, since the beginning of the pandemic the Company has renegotiated a significant portion of its debt maturing in 2020 in key markets and renegotiated debt covenants, and secured additional debt financing.

In April 2021, Puerta del Sur, CAAP’s Uruguayan subsidiary, obtained a $10.0 million facility with a local commercial bank, and in May 2021, the Company’s argentine subsidiary, AA2000, renegotiated a total of $40.0 million in principal payments under the syndicated bank loan, maturing in May, August and November 2021 for an amount of $13.3 million each, and deferred said amount to be repaid in May, August and November 2022.

CAAP also suspended dividends to third parties in the concessions in Italy and Ecuador for 2019. Moreover, CAAP currently does not pay corporate dividends and the Company does not have in place a share repurchase program either.

Re-equilibrium of the concession agreements:

•	In Argentina, CAAP completed a 10-year extension of the AA2000 concession agreement in December 2020, and more recently obtained a tariff increase of US$ 6.0, raising the tariff to US$ 57.0 dollars in the international passenger fee, applied starting March 15, 2021.

•	The concession contracts in Brazil and Ecuador have force majeure re-equilibrium clauses. In Brazil, in December 2020 the Company obtained an economic compensation in connection with the Covid-19 impact during 2020 for the Brasilia and Natal concessions, of US$ 36.6 million in total. In addition, we expect to soon file a request for a long-term compensation for the Brasilia Airport concession. In addition, in Ecuador, negotiations are advanced to obtain compensation under the Guayaquil concession. The amounts and mechanisms for compensation will be negotiated with authorities.

•	In Uruguay and Armenia, CAAP is moving forward in conversations with the authorities to review the concession agreements, to compensate for the impact of the pandemic.

•	In Italy, a total of Eur. 10 million were approved by the European Commission in March 2021, to compensate for the COVID-19 impact in 2020, expected to be collected during May 2021. In addition, a 2-year concession extension was achieved in 2020. Moreover, the Italian Budget Law, that became effective on January 1, 2021, contains provisions to allocate a Eur. 500 million fund in support of the airport sector in the country. CAAP’s subsidiary, Toscana Aeroporti, concessions in the country expects to benefit from these provisions, as they become available during this year.

1Q21 Operating Performance

Passenger Traffic

Total passenger traffic declined 61.8% YoY to 6.5 million passengers, primarily reflecting prolonged government-imposed travel restrictions together with a drop in overall demand. International traffic declined by 80.6% YoY, while domestic traffic dropped 55.7% YoY. Sequentially, however, passenger traffic increased 27.9% when compared to 4Q20, mainly driven by higher domestic traffic in Argentina. Compared to pre-pandemic levels, traffic in 1Q21 accounted for 31.8% of 1Q19 levels. By month, traffic in January, February and March of 2021, accounted for 35.3%, 31.1% and 28.7%, of traffic for the same months in 2019, respectively.

Passenger Traffic in Argentina declined 68.6% YoY, although improving sequentially from the declines of 91.6% in 4Q20 and 99.3% in 3Q20, mainly reflecting higher traffic due to the summer season. International passenger traffic decreased 84.2% in 1Q21, an improvement from the 90.4% drop in 4Q20, impacted by prolonged government restrictions, including the continued closure of borders to non-resident foreigners, with certain exceptions. Furthermore, starting March 27, 2021, flights from Brazil, Chile and Mexico were banned from entering the country and additional travel requirements are in force for argentine nationals. Domestic passenger traffic improved sequentially to a drop of 61.1%, from the 92.3% decline in 4Q20, as domestic travel continued to recover during the summer season.

In Italy, passenger traffic declined 92.6% compared with an 87.2% drop in 4Q20 reflecting prolonged air travel restrictions reenacted by the Italian government in 4Q20. Domestic traffic was down 84.6% YoY, while international traffic declined 95.8% YoY. Traffic at Florence airport was down 96.9% YoY, as it also remained closed to operations since February 1st to April 1st, 2021 to allow the execution of works on the runway, while traffic at Pisa Airport down 89.9% YoY.

In Brazil, total passenger traffic dropped 39.2% YoY, compared with declines of 40.4% in 4Q20 and 69.4% in 3Q20. Domestic passenger traffic declined 37.6% YoY, a slight improvement from the 41.2% YoY drop in 4Q20. International traffic dropped 95.0% YoY. Throughout the quarter, January posted a 34.4% decline YoY, February deteriorated to a drop of 45.1% YoY, while in March traffic dropped 62.5% compared to March 2019, mainly driven by the sharp increase of COVID-19 cases in the country, which derived in a drop in passenger demand.

In Uruguay, passenger traffic declined 91.5% YoY, a decline from the 90.1% reported in 4Q20, impacted by the prolonged closure of borders to non-resident foreigners, and the suspension of all travelers, including Uruguayan citizens, since late December 2020 until the end of January, with certain exceptions. During February, restrictions were lifted and Uruguayan citizen and resident foreigners were allowed to travel.

In Armenia, traffic has been increasing sequentially since the elimination of restrictions on air travel last September and, more recently, the opening of Russian borders to foreigners, although some requirements apply upon entry, resulting in a passenger traffic drop of 51.1% YoY, an improvement from the % decline in 4Q20.

In Ecuador, total passenger traffic declined 60.7% YoY, improving sequentially from the 65.8% decline in 4Q20.

Domestic passenger traffic, which accounted for 66.8% of total traffic, declined 55.7% YoY principally driven by a drop of 61.1% passengers in Argentina and a 37.6% in Brazil. International passenger traffic, which represented 15.9% of total traffic, posted an 80.6% YoY decline in the period, with declines of 84.2% in Argentina, 95.8% in Italy, 91.5% in Uruguay and 51.1%% in Armenia.

Cargo Volume

Cargo volume decreased 18.9% YoY in 1Q21, mainly due to declines of 20.6% in Argentina, 37.5% in Ecuador, 12.7% in Brazil, 25.5% in Armenia and 7.7% in Uruguay; partially offset by a 5.9% increase in Italy.

Aircraft Movements

Total aircraft movements declined 44.9% YoY in 1Q21, impacted by travel restrictions and lower travel demand across all segments: 46.8% in Argentina, 28.4% in Brazil, 80.7% in Italy, 34.5% in Ecuador, 69.0% in Uruguay, 47.2% in Peru and 45.6% in Armenia.

Tables with detailed passenger traffic, cargo volume and aircraft movement information for each airport can be found on page 26 of this report.

Operational Statistics: Passenger Traffic, Cargo Volume and Aircraft Movements

	1Q21	1Q20	% Var.
Domestic Passengers (in millions) (1)	4.4	9.9	-55.7%
International Passengers (in millions) (1)(2)	1.0	5.3	-80.6%
Transit Passengers (in millions) (1)(2)	1.1	1.9	-40.5%
Total Passengers (in millions)	6.5	17.1	-61.8%
Cargo Volume (in thousands of tons) (3)	67.9	83.7	-18.9%
Total Aircraft Movements (in thousands)	98.4	178.6	-44.9%

Passenger Traffic Breakdown				Cargo Volume			Aircraft Movements
Country	1Q21	1Q20	% Var.	1Q21	1Q20	% Var.	1Q21	1Q20	% Var.
	(in millions)			(in thousands of tons)			(in thousands)
Argentina(1)	2.8	8.9	-68.6%	36.2	45.5	-20.6%	49.9	93.8	-46.8%
Italy	0.1	1.0	-92.6%	3.4	3.2	5.9%	2.2	11.3	-80.7%
Brazil (2)	2.7	4.4	-39.2%	13.7	15.7	-12.7%	26.3	36.7	-28.4%
Uruguay (3)	0.0	0.5	-91.5%	6.2	6.7	-7.7%	2.4	7.7	-69.0%
Ecuador (4)	0.4	1.0	-60.7%	4.5	7.1	-37.5%	11.3	17.2	-34.5%
Armenia	0.3	0.6	-51.1%	3.2	4.3	-25.5%	3.0	5.5	-45.6%
Peru (5)	0.3	0.8	-59.7%	0.7	1.1	-33.7%	3.4	6.5	-47.2%
TOTAL	6.5	17.1	-61.8%	67.9	83.7	-18.9%	98.4	178.6	-44.9%

1)	See Note 1 in Table " Operating & Financial Highlights”
2)	Starting November 2019, the Company has reclassified its passenger traffic figures for Brasilia Airport between international and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures remain unchanged.
3)	Cargo volumes in Uruguay were rectified from January to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.
4)	CAAP owns 99.9% of ECOGAL which operates and maintains the Galapagos Airport, but due to the terms of the concession agreement, ECOGAL’s results are accounted for by the equity method. However, 100% of ECOGAL’s passenger traffic and aircraft movements are included in this table.
5)	CAAP owns 50.0% of AAP and accounts for its results by the equity method. However, 100% of AAP’s passenger traffic and aircraft movements are included in this table.

Review of Consolidated Results

Results for AAP Airports, the five airports CAAP operates in Peru, and ECOGAL which operates the Galapagos Airport in Ecuador, are accounted for under the equity method.

Commencing 3Q18, the Company began reporting results of its Argentinean subsidiaries applying Hyperinflation Accounting, in accordance to IFRS rule IAS 29, as detailed on Section “Hyperinflation Accounting in Argentina” on page 23.

Revenues

Consolidated Revenues decreased 54.4% YoY to $138.2 million in 1Q21, while consolidated revenues excluding the impact of IAS 29 dropped 54.2%, or $166.3 million, to $140.3 million. Excluding Construction Services, consolidated revenues would have declined 56.8% YoY to $110.8 million on an ‘As Reported’ basis. When also excluding the impact of IAS 29, revenues would have declined 57.3% YoY to $110.7 million, but improved sequentially from the 64.8% decline in 4Q20. In the quarter, revenues ex-construction were lower 57.3% YoY across all segments, reflecting the impact of the pandemic and currency depreciation in Argentina and Brazil, with sequential improvements in Argentina, Armenia and Ecuador.

The following table shows revenue performance by country. More detail on the performance of CAAP´s key countries of operations can be found on page 28.

Revenues by Segment (in US$ million)

Country	1Q21 as reported	1Q20 as reported	% Var as reported	IAS 29 1Q21	1Q21 ex IAS 29	1Q20 ex IAS 29	% Var ex IAS 29
Argentina	84.6	177.1	-52.2%	-2.1	86.7	180.9	-52.1%
Italy	8.2	21.5	-61.8%	-	8.2	21.5	-61.8%
Brazil	12.5	24.0	-47.9%	-	12.5	24.0	-47.9%
Uruguay	8.7	32.1	-73.0%	-	8.7	32.1	-73.0%
Armenia	11.1	23.3	-52.4%	-	11.1	23.3	-52.4%
Ecuador (1)	13.0	24.7	-47.2%	-	13.0	24.7	-47.2%
Unallocated	0.1	0.1	-48.9%	-	0.1	0.1	-48.9%
Total consolidated revenue (2)	138.2	302.8	-54.4%	-2.1	140.3	306.6	-54.2%

1	Only includes Guayaquil Airport.
2	Excluding Construction Service revenue, ‘As reported’ revenues declined 55.9% YoY in Argentina, 73.0% in Italy, 47.9% in Brazil, 72.5% in Uruguay, 50.0% in Armenia and 44.5% in Ecuador.

Revenue Breakdown (in US$ million)

	1Q21 as reported	1Q20 as reported	% Var as reported	IAS 29 1Q21	1Q21 ex IAS 29	1Q20 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	42.8	154.7	-72.3%	0.0	42.8	156.4	-72.6%
Non-aeronautical Revenue	95.4	148.2	-35.6%	-2.1	97.5	150.3	-35.1%
Commercial revenue	67.8	101.6	-33.3%	0.1	67.7	102.5	-33.9%
Construction service revenue (1)	27.4	46.3	-40.8%	-2.2	29.6	47.4	-37.6%
Other revenue	0.2	0.3	-29.2%	-	0.2	0.3	-29.2%
Total Consolidated Revenue	138.2	302.8	-54.4%	-2.1	140.3	306.6	-54.2%
Total Revenue excluding Construction Service revenue (2)	110.8	256.6	-56.8%	0.1	110.7	259.2	-57.3%

1	Construction Service revenue equals the construction or upgrade costs plus a reasonable margin.
2	Excludes Construction Service revenue.

Aeronautical Revenues accounted for 31.0% of total revenues and declined 72.3% YoY to $42.8 million. Had IAS 29 not been applied, Aeronautical Revenues would have decreased 72.6% YoY, or $113.6 million, reflecting the continued impact of the pandemic in traffic volumes, although improving sequentially from the 78.7% decline in 4Q20. During the quarter, aeronautical revenue reported declines of 78.4%, or $70.3 million, in Argentina, 89.1%, or $14.9 million, in Uruguay, 84.2%, or $10.7 million, in Italy, and 47.6%, or $7.8 million, in Ecuador. Moreover, Brazil declined 57.8%, or $6.6 million, while Armenia declined 35.3%, or $3.4 million.

Non-Aeronautical Revenues accounted for 69.0% of total revenues, and declined 35.6% YoY, or $52.8 million, to $95.4 million. Had IAS 29 not been applied, Non-aeronautical revenues would have dropped 35.1% YoY, or $52.8 million, to $97.5 million, mainly driven by the following decreases:

•	33.9% YoY, or $34.8 million, in Commercial Revenues, to $67.7 million, mainly attributed to the following declines: (i) 68.4%, or $10.6 million, in Argentina as a result of lower passenger-related services, including Duty free, Parking, VIP Lounges, Catering and F&B revenues, and, to a lesser extent, a reduction in Rental of Space reflecting discounts granted to tenants, coupled with the impact of the Argentine peso depreciation on the share of local currency denominated revenues. This was partially offset by a 21.2%, or $5.6 million, increase in Cargo revenues, primarily reflecting a 10% tariff increase on import activities applied starting October 2020 and longer stays in average for the cargo; (ii) 61.2%, or $7.7 million, in Armenia due to a 70.8% decline in fueling services, and to a lesser extent, a drop in Duty Free revenues; (iii) 51.2%, or $6.6 million, in Uruguay due to lower passenger-related services, mainly attributed to lower overall passenger traffic and (iv) 38.8%, or $4.8 million, in Brazil due to lower F&B, VIP lounge, Rental of Space, Car rentals and third party services, coupled with the impact of currency depreciation. In addition, Commercial Revenues declined 51.1%, or $3.0 million, in Italy, and 35.9%, or $2.1 million, in Ecuador, all due to lower revenues from the decline in passenger traffic, and

•	37.6% YoY, or $17.8 million, in Construction Service Revenue, to $29.6 million, reflecting a reduction of $13.5 million in Argentina, as well as reductions of $1.9 million each in Uruguay and Ecuador, and $1.1 million in Armenia. This was partially offset by an increase of $0.5 million in Italy.

Excluding Construction Service Revenue, Non-aeronautical Revenues would have declined 33.3% YoY to $68.0 million. Had IAS 29 not been applied, Non-aeronautical revenues excluding Construction Service Revenue would have declined 34.0% YoY, or $35.0 million, to $67.9 million.

Operating Costs and Expenses

During 1Q21, Operating Costs and Expenses decreased 39.5% YoY, or $108.8 million, to $166.4 million. Had IAS 29 not been applied, Operating Costs and Expenses would have declined 37.7% YoY, or $96.6 million, to $159.3 million, principally reflecting declines in Cost of Services, mainly in Concession Fees in line with revenues, in Salaries and Social Contributions, reflecting reduction of workforce, benefits and furlough schemes across most operations and in Maintenance expenses resulting from reduction of services and renegotiation with suppliers. In addition, Construction Service Cost contracted due to lower capital expenditures in the period. Furthermore, currency depreciation in Argentina and Brazil also benefitted the quarter.

Cost of Services fell 41.6% YoY, or $98.1 million, to $137.9 million. Excluding IAS29, Cost of Services would have declined 39.7% YoY, or $86.1 million, to $130.6 million, mainly reflection the following declines in concession fees, construction services costs, salaries and contributions, maintenance expenses, services and fees and cost of fuel.

▪	50.9%, or $19.3 million, in Concession Fees, in line with lower revenues and to a lesser extent the impact of FX depreciation in Brazil.

▪	37.9%, or $17.8 million, in Construction Service Cost, reflecting lower capex in the period.

▪	34.6%, or $16.0 million, in Salaries and Social Security Contributions, driven by a reduction in salaries, a furlough scheme and/or a reduction in workforce across the board, coupled with local currency depreciation in main markets.

▪	46.1%, or $13.5 million, in Maintenance Expenses, mainly driven by the renegotiation of agreements with suppliers to adapt services to lower activity, as well as lower maintenance of infrastructure in Argentina, coupled with FX depreciation against the US dollar.

▪	36.7%, or $5.3 million decline in Services and Fees, mainly reflecting attributed to the suspension of certain services and renegotiation of scope and fees with suppliers, coupled with local currency depreciation in Argentina and Brazil, and

▪	67.7%, or $5.0 million, in Cost of Fuel, driven by a declines in volume and prices of fuel sold to airlines in Armenia, in line with the decrease in flights.

Excluding Construction Service cost, Cost of Services would have declined 41.7% YoY, or $79.4 million, to $110.9 million. When also excluding the impact of IAS29, Cost of Services would have declined 40.2%, or $68.3 million, to $101.5 million.

Selling, General and Administrative Expenses (“SG&A”) declined 43.6% YoY, or $15.0 million, to $19.3 million in 1Q21 on an ‘As reported’ basis, and 44.0%, or $15.1 million, to $19.2 million when excluding the impact of IAS 29. This was mainly due to a 52.4%, or $4.9 million, in Taxes, mainly due to a $4.6 million reduction in sales taxes in Argentina driven by lower revenues, 38.5%, or $2.5 million, in Salaries and Social Security Contributions, a $2.0 million increase in Bad Debt Recovery, 19.1%, or $1.6 million, in Services and Fees, and 69.2%, or $1.8 million, in Other Expenses.

Other Expenses totaled $9.2 million, reflecting an $8.2 million charge in Argentina mainly due professional and technical fees in connection with the settlement of an environmental legal proceeding against AA2000. In addition, in 1Q20, Other Expenses was impacted by a $4.5 million impairment loss in the Natal concession.

Excluding Construction Service Cost, Total Operating Costs and Expenses declined by 39.2%, or $90.1 million, to $139.4 million. Had IAS 29 not been applied, Operating Costs and Expenses Ex-IFRIC12 would have declined 37.7% YoY, or $78.8 million, to $130.2 million.

Excluding Construction Service Cost and the $4.5 million impairment loss in connection with Brazilian assets in 1Q20, Total Operating Cost and Expenses Ex-IFRIC12 would have decreased 38.0% YoY to $139.4 million on an “As reported basis”, or 36.3% YoY to $130.2 million when also excluding the impact of IAS29.

Costs and Expenses (in US$ million)

	1Q21 as reported	1Q20 as reported	% Var as reported	IAS 29 1Q21	1Q21 ex IAS 29	1Q20 ex IAS 29	% Var ex IAS 29
Cost of Services	137.9	236.0	-41.6%	7.2	130.6	216.7	-39.7%
Salaries and social security contributions	30.2	45.7	-33.9%	0.0	30.2	46.2	-34.6%
Concession fees	18.6	37.5	-50.5%	0.0	18.6	37.9	-50.9%
Construction service cost	26.9	45.7	-41.0%	-2.2	29.1	46.9	-37.9%
Maintenance expenses	15.7	28.7	-45.3%	0.0	15.7	29.2	-46.1%
Amortization and depreciation	31.2	48.1	-35.2%	9.5	21.7	25.9	-16.4%
Other	15.3	30.4	-49.7%	0.0	15.3	30.6	-50.1%
Cost of Services Excluding Construction Service cost	110.9	190.3	-41.7%	9.4	101.5	169.8	-40.2%
Selling, general and administrative expenses	19.3	34.3	-43.6%	0.1	19.2	34.3	-44.0%
Other expenses	9.2	4.9	87.4%	-0.3	9.5	4.9	93.8%
Total Costs and Expenses	166.4	275.2	-39.5%	7.1	159.3	255.9	-37.7%
Total Costs and Expenses Excluding Construction Service cost	139.4	229.5	-39.2%	9.3	130.2	209.0	-37.7%

Adjusted EBITDA and Adjusted EBITDA excluding Construction Service

Adjusted EBITDA was $6.3 million, a YoY decline of 92.3%, or $74.6 million from $80.9 million in 1Q20. Excluding Construction Service, Adjusted EBITDA margin ex-IFRIC, contracted to 5.3% from 31.3% in 1Q20.

Excluding both the impact from IAS 29 and construction service, Adjusted EBITDA was $5.4 million, representing a YoY decline of 93.3%, or $75.6 million, while Adjusted EBITDA margin ex-IFRIC would have contracted to 4.9%, from 31.3% in 1Q20, mainly reflecting the decline in operations across all CAAP’s segments, due to the impact of the COVID-19 pandemic.

Excluding one-time charges in Argentina in relation with professional fees for the settlement of claims in 1Q21, Adjusted EBITDA would have been $14.3 million on an “As reported” basis, or $14.2 million when excluding IAS29. When also excluding an impairment loss in 1Q20 in Brazil, Adjusted EBITDA would have declined 83.5% in the quarter from $86.1 million in 1Q20, while Adjusted EBITDA margin Ex-IFRIC12 declined to 12.4% from 33.0% in 1Q20.

Adjusted EBITDA by Segment (in US$ million)

	1Q21 as reported	1Q20 as reported	% Var as reported	IAS 29 1Q21	1Q21 ex IAS 29	1Q20 ex IAS 29	% Var ex IAS 29
Argentina	10.6	57.4	-81.5%	0.4	10.2	58.1	-82.4%
Italy	-7.7	-1.1	596.3%	-	-7.7	-1.1	596.3%
Brazil	-2.4	-2.5	-4.2%	-	-2.4	-2.5	-4.2%
Uruguay	0.9	15.2	-94.4%	-	0.9	15.2	-94.4%
Armenia	4.1	8.1	-49.9%	-	4.1	8.1	-49.9%
Ecuador	2.8	5.6	-50.7%	-	2.8	5.6	-50.7%
Unallocated	-1.5	-0.9	70.7%	-	-1.5	-0.9	70.7%
Perú	-0.5	-0.9	-49.4%	-	-0.5	-0.9	-49.4%
Total segment EBITDA	6.3	80.9	-92.3%	0.4	5.8	81.6	-92.8%

Adjusted EBITDA Reconciliation to Income from Continuing Operations (in US$ million)

	1Q21 as reported	1Q20 as reported	% Var as reported	IAS 29 1Q21	1Q21 ex IAS 29	1Q20 ex IAS 29	% Var ex IAS 29
Income from Continuing Operations	-67.5	-26.2	157.5%	23.9	-91.3	-22.8	300.6%
Financial Income	-6.8	-8.6	-20.6%	0.2	-7.0	-11.1	-36.6%
Financial Loss	42.1	54.0	-22.1%	-59.7	101.8	0.0	-
Inflation adjustment	4.4	1.9	131.5%	4.7	-0.3	84.9	-100.3%
Income Tax Expense	0.8	9.2	-91.1%	21.8	-21.0	2.6	-907.1%
Amortization and Depreciation	33.3	50.5	-34.1%	9.6	23.7	28.0	-15.4%
Adjusted EBITDA	6.3	80.9	-92.3%	0.4	5.8	81.6	-92.8%
Adjusted EBITDA Margin	4.5%	26.7%	-2,217 bps	-	4.2%	26.6%	-2,243 bps
Adjusted EBITDA excl. Construction Service	5.8	80.3	-92.8%	0.4	5.4	81.0	-93.3%
Adjusted EBITDA Margin excluding Construction Service	5.3%	31.3%	-2,605 bps	-	4.9%	31.3%	-2,642 bps

Financial Income and Loss

CAAP reported a Net financial loss of $39.6 million in 1Q21 compared to a loss of $47.4 million in 1Q20. Had IAS 29 not been applied, Net financial loss would have increased $20.7 million YoY, to a $94.5 million loss, mainly reflecting (i) a higher net foreign exchange loss in Argentina in connection with its financial debt, (ii) higher losses from Changes in Liability for Concessions in Brazil as a result of an increase of the inflation index, and (iii) higher net interest expenses in Argentina mainly due to as a result of the coupon step-up of the exchanged Notes.

	1Q21 as reported	1Q20 as reported	% Var as reported	IAS 29 1Q21	1Q21 ex IAS 29	1Q20 ex IAS 29	% Var ex IAS 29
Financial Income	6.8	8.6	-20.6%	-0.2	7.0	11.1	-36.6%
Interest income	5.7	3.3	71.2%	0.0	5.7	3.2	76.8%
Foreign exchange income	0.2	2.2	-88.8%	0.2	0.0	4.7	-99.0%
Other	0.9	3.1	-69.9%	0.0	0.9	3.2	-70.8%
Inflation adjustment	-4.4	-1.9	131.5%	-4.7	0.3	0.0	-
Inflation adjustment	-4.4	-1.9	131.5%	-4.7	0.3	0.0	-
Financial Loss	-42.1	-54.0	-22.1%	59.7	-101.8	-84.9	19.9%
Interest Expenses	-28.5	-22.9	24.4%	0.0	-28.5	-23.2	22.7%
Foreign exchange transaction expenses	12.8	-11.2	-213.9%	59.3	-46.5	-41.9	11.1%
Changes in liability for concessions	-24.0	-16.0	50.3%	-	-24.0	-16.0	50.3%
Other expenses	-2.3	-3.9	-41.6%	0	-2.3	-3.9	-40.7%
Financial Loss, Net	-39.6	-47.4	-16.4%	54.9	-94.5	-73.8	28.0%

See “Use of Non-IFRS Financial Measures” on page 24.

Income Tax Expense

During 1Q21, the Company reported an income tax loss of $0.8 million. Had IAS 29 not been applied, CAAP would have reported an income tax gain of $21.0 million compared to an income tax loss of $2.6 million in the year ago quarter, mainly driven by a $19.0 million gain in Argentina due to the recognition of a loss carryforward, together with tax credits of $3.5 million in Uruguay, $1.2 million in Italy and $0.9 million in intermediate holding companies, partially offset by tax expenses of $0.6 million in Brazil.

Net Income and Net Income Attributable to Owners of the Parent

During 1Q21, CAAP reported a Net Loss of $67.5 million compared to a Net Loss of $26.2 million in 1Q20. Operating Loss declined $57.9 million YoY, to $26.6 million, mainly driven by the reduction in gross profit due to the decline in passenger traffic and the contraction of overall activity driven by the pandemic. This was partially offset by a YoY decline in net financial expenses of $ 7.7 million, together with an $8.4 million lower income tax loss.

During 1Q21, the Company reported Net Loss Attributed to Owners of the Parent of $44.1 million and losses per common share of $0.28, compared with a Net Loss Attributable to Owners of the Parent of $15.1 million in 1Q20 equivalent to a loss per common share of $0.09 for the same period last year, and with a Net Loss Attributable to Owners of the Parent of $38.8 million in 4Q20.

Consolidated Financial Position

As of March 31, 2021, cash and cash equivalents amounted to $255.9 million, declining 8.9%, or $25.1 million, from the $281.0 million reported as of December 31, 2020. Total liquidity position at March 31, 2021, which included cash and cash equivalents as well as other financial assets, was $326.8 million, down $28.1 million from a total of $354.9 million at December 31, 2020, mainly due to the payment of the annual concession fee in Ecuador, cash used in operations and mandatory investments in Italy.

Total Debt at the close of the quarter declined 1.2%, or $21.3 million, to $1,323.5 million, from $1,344.8 million as of December 31, 2020. An amount of $787.9 million, or 59.5% of total debt is denominated in U.S. dollars, while $278.1 million, or 21.0%, is denominated in Euros, $224.9 million, or 17.0%, is in Brazilian Reals, $32.0 million, or 2.4%, is in Argentine Pesos, and $0.6 million, or 0.1% in denominated in Armenian Drams.

The Net Debt to LTM EBITDA ratio stood at negative 326.7x as of March 2021, compared with Net Debt to EBITDA of 14.02x as of December 2020, reflecting the significant decline in LTM Adjusted EBITDA. As of March 31, 2021, all of CAAP’s subsidiaries were in compliance with their covenants.

Consolidated Debt Indicators (in US$ million)

	As of Mar 31, 2021		As of Dec 31, 2020
Leverage
Total Debt / LTM Adjusted EBITDA (Times)[1,3]	-21.68	x	98.95	x
Total Net Debt / LTM Adjusted EBITDA (Times) [2,3,4]	-17.49	x	78.27	x
Total Net Debt / LTM Adjusted EBITDA (Times) [2,3,5]	-326.72	x	14.02	x
Total Debt	1,323.5		1,344.8
Short-Term Debt	238.9		216.4
Long-Term Debt	1,084.6		1,128.4
Cash & Cash Equivalents	255.9		281.0
Total Net Debt[3]	1,067.6		1,063.8

1	The Total Debt to EBITDA Ratio is calculated as CAAP’s interest-bearing liabilities divided by its EBITDA.
2	The Total Net Debt to EBITDA Ratio is calculated as CAAP’s interest-bearing liabilities minus Cash & Cash Equivalents, divided by its EBITDA.
3	The Total Net Debt is calculated as Total Debt minus Cash & Cash Equivalents.
4	LTM Adjusted EBITDA was negative $61.0 million
5	LTM Adjusted EBITDA excluding impairment of intangible assets, LTM Adjusted EBITDA excluding impairments was negative $3.3 million

Total Debt by Segment (in US$ million)
	As of Mar 31, 2021	As of Dec 31, 2020
Argentina	533.7	530.8
Italy (1)	244.8	256.7
Brazil (2)	224.9	241.8
Uruguay	228.6	222.4
Armenia	64.4	64.8
Ecuador	27.1	28.2
Total	1,323.5	1,344.8

1	Of which approximately $182.9 million remain at Toscana Aeroporti level.
2	Of which approximately $225.0 million remain at Inframérica Concessionaria do Aeroporto de Brasilia level.

Maturity of borrowings:

	1 year or less	1 - 2 years	2 – 5 years	Over 5 years	Total
Debt service (1)	315.0	303.7	622.2	464.3	1,705.2

1 The amounts disclosed in the table are undiscounted cash flows of principal and estimated interest. Variable interest rate cash flows have been estimated using variable interest rates applicable at the end of the reporting period.

Maturity of borrowings - Breakdown by segment (in USD) as of March 31, 2021:

Segment		Currency	1 year or less	1 - 2 years	2 – 5 years	Over 5 years	Total
Argentina	Principal	USD	127.7	133.1	184.1	61.0	506.0
	Interest	USD	32.0	20.6	33.1	2.6	88.3
	Principal	ARS	13.1	18.3	-	-	31.4
	Interest	ARS	16.9	6.7	-	-	23.6
Italy	Principal	EUR	53.8	17.3	155.4	17.5	244.0
	Interest	EUR	5.0	4.8	11.5	0.1	21.4
Brazil	Principal	R$	15.3	12.4	41.1	156.0	224.8
	Interest	R$	15.6	15.0	40.2	49.9	120.8
Uruguay	Principal	USD	14.3	26.4	58.2	140.9	239.8
	Interest	USD	9.1	14.7	35.7	36.3	95.8
Armenia	Principal	USD	-	11.2	20.7	-	31.9
	Interest	USD	1.9	1.8	1.3	-	5.0
	Principal	DRAM	0.5	0.1	-	-	0.6
	Principal	EUR	-	12.1	22.4	-	34.5
	Interest	EUR	2.0	1.8	1.3	-	5.1
Ecuador	Principal	USD	5.7	5.8	15.4	-	26.9
	Interest	USD	1.9	1.5	1.8	-	5.2
Total			315.0	303.7	622.2	464.3	1,705.2

The table above reflects maturities as of March 31, 2021. Subsequent to quarter-end, the Company renegotiated debt service maturing during 2021 in Argentina, deferring a total of $40.0 million under the syndicated bank loan. The following table reflects the new maturity profile:

Pro-forma Maturity of borrowings - Breakdown by segment (in USD) as of March 31, 2021:

Segment		Currency	1 year or less	1 - 2 years	2 – 5 years	Over 5 years	Total
Argentina	Principal	USD	87.7	133.1	184.1	61.0	466.0
	Interest	USD	32.0	20.6	33.1	2.6	88.3
	Principal	ARS	13.1	47.4	-	-	60.6
	Interest	ARS	25.4	14.2	-	-	39.6
Italy	Principal	EUR	53.8	17.3	155.4	17.5	244.0
	Interest	EUR	5.0	4.8	11.5	0.1	21.4
Brazil	Principal	R$	15.3	12.4	41.1	156.0	224.8
	Interest	R$	15.6	15.0	40.2	49.9	120.8
Uruguay	Principal	USD	14.3	26.4	58.2	140.9	239.8
	Interest	USD	9.1	14.7	35.7	36.3	95.8
Armenia	Principal	USD	-	11.2	20.7	-	31.9
	Interest	USD	1.9	1.8	1.3	-	5.0
	Principal	DRAM	0.5	0.1	-	-	0.6
	Principal	EUR	-	12.1	22.4	-	34.5
	Interest	EUR	2.0	1.8	1.3	-	5.1
Ecuador	Principal	USD	5.7	5.8	15.4	-	26.9
	Interest	USD	1.9	1.5	1.8	-	5.2
Total			283.5	340.3	622.2	464.3	1,710.3

Cash by Segment (in US$ million)
	As of Mar 31, 2021	As of Dec 31, 2020
Argentina	66.7	61.6
Italy (1)	78.6	99.8
Brazil (2)	11.7	13.3
Uruguay	15.9	13.4
Armenia	21.7	18.9
Ecuador	8.8	19.2
Intermediate holding Companies	52.5	54.8
Total	255.9	281.0

1 Of which approximately $73.0 million remain at Toscana Aeroporti level.

2 Of which approximately $11.0 million remain at Inframérica Concessionaria do Aeroporto de Brasilia level.

CAPEX

During 1Q21, CAAP made capital expenditures of $28.2 million on an ‘As reported’ basis, or $27.5 million when excluding IAS 29, a 46.9% YoY decline from $51.8 million ex-IAS in 1Q20, mainly reflecting lower capex in Argentina, Uruguay, Ecuador, Brazil and Armenia in line with the Company´s strategy of preserving liquidity in the current environment. The most significant investments in 1Q21 include:

▪	$23.0 million on an ‘As reported’ basis, or $22.3 million when excluding the impact of IAS29 in Argentina, primarily for construction works of the new departure terminal building at Ezeiza Airport, together with the enlargement and refurbishment of the runway, a new lighting system and the remodeling of international departures and arrivals areas at Aeroparque Airport. Importantly, Aeroparque Airport expansion works in an amount of $16.5 million were funded by the development trusts, and

▪	$3.3 million in Italy, mainly attributed to the extraordinary maintenance works to increase the lift of Florence runway and Strip, and the new AVL systems (Auxiliary Visual Aids).

Review of Segment Results

Argentina

Starting in 3Q18, reported numbers are presented applying Hyperinflation accounting for the Company’s Argentinean subsidiaries, in accordance with IAS 29, as explained above. The following table presents the impact from Hyperinflation accounting on 4Q20 under the column ‘IAS 29’, while the columns “4Q20 ex IAS 29” and “4Q19 ex IAS 29” presents results calculated without the impact from Hyperinflation accounting. The impact of IAS 29 is presented only for AA2000, the Company’s largest subsidiary in Argentina, which accounted for 96.6%, 99.8% and 102.4% of passenger traffic, revenues and Adjusted EBITDA of the Argentina segment in 4Q20.

	1Q21 as reported	1Q20 as reported	% Var as reported	IAS 29 1Q21	1Q21 ex IAS 29	1Q20 ex IAS 29	% Var ex IAS 29
OPERATING STATISTICS
Domestic Passengers (in millions) (1)	2.2	5.7	-61.1%	-	2.2	5.7	-61.1%
International Passengers (in millions) (1)	0.5	2.9	-84.2%	-	0.5	2.9	-84.2%
Transit Passengers (in millions) (1)	0.1	0.3	-61.5%	-	0.1	0.3	-61.5%
Total Passengers (in millions) (1)	2.8	8.9	-68.6%	-	2.8	8.9	-68.6%
Cargo Volume (in thousands of tons)	36.2	45.5	-20.6%	-	36.2	45.5	-20.6%
Total Aircraft Movements (in thousands)	49.9	93.8	-46.8%	-	49.9	93.8	-46.8%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	19.4	87.9	-77.9%	0.0	19.4	89.7	-78.4%
Non-aeronautical revenue	65.2	89.2	-27.0%	-2.1	67.3	91.3	-26.3%
Commercial revenue	42.2	51.7	-18.3%	0.1	42.2	52.6	-19.9%
Construction service revenue	23.0	37.5	-38.7%	-2.2	25.1	38.7	-35.0%
Other Revenues	-0.1	0.0	-	-	-0.1	0.0	-
Total Revenue	84.6	177.1	-52.3%	-2.1	86.6	180.9	-52.1%
Total Revenue Excluding IFRIC12(2)	61.6	139.7	-55.9%	0.1	61.6	142.3	-56.7%
Cost of Services	77.1	141.5	-45.5%	7.2	69.9	122.3	-42.8%
Selling, general and administrative expenses	6.1	14.8	-59.1%	0.1	5.9	14.7	-59.9%
Other expenses	8.2	0.1	n.m.	-0.3	8.5	0.2	n.m.
Total Costs and Expenses	91.4	156.5	-41.6%	7.1	84.3	137.2	-38.6%
Total Costs and Expenses Excluding IFRIC12(3)	68.4	119.1	-42.5%	9.3	59.2	98.6	-40.0%
Adjusted Segment EBITDA	10.6	57.4	-81.5%	0.4	10.2	58.1	-82.4%
Adjusted Segment EBITDA Mg	12.6%	32.4%	-1,984 bps	-	11.8%	32.1%	-2,034 bps
Adjusted EBITDA Margin excluding IFRIC 12(4)	17.2%	41.1%	-2,387 bps	-	16.6%	40.8%	-2,426 bps
Capex	23.0	37.5	-38.8%	0.7	22.3	38.7	-42.3%
1)	See Note 1 in Table "Operating & Financial Highlights”
2)	Excludes Construction Service revenue.
3)	Excludes Construction Service cost.
4)	Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

Passenger Traffic in Argentina declined 68.6% YoY, although improving sequentially from the declines of 91.6% in 4Q20 and 99.3% in 3Q20, mainly reflecting higher traffic due to the summer season. International passenger traffic decreased 84.2% in 1Q21, an improvement from the 90.4% drop in 4Q20, impacted by prolonged government restrictions, including the continued closure of borders to non-resident foreigners, with certain exceptions. Furthermore, starting March 27, 2021, flights from Brazil, Chile and Mexico were banned from entering the country and additional travel requirements are in force for argentine nationals. Domestic passenger traffic improved sequentially to a drop of 61.1%, from the 92.3% decline in 4Q20, as domestic travel continued to recover during the summer season.

Revenues declined 52.3% YoY, or $92.6 million, to $84.6 million in 1Q21. Excluding the impact of IAS 29, revenues would have been $86.6 million, down 52.1% YoY, primarily reflecting lower Aeronautical revenues in line with passenger traffic, coupled with a decline in Construction service revenue due to lower capex as well as a drop in Commercial revenues, mainly due to the impact of the COVID-19 crisis and the FX translation effect on local currency revenues from the 44.3% YoY average Argentine peso depreciation.

•	Aeronautical Revenues ex-IAS29 declined 78.4%, or $70.3 million, primarily reflecting the decline in passenger traffic from the COVID-19 pandemic. During the quarter, however, aeronautical revenues improved sequentially from the 85.3% drop in 4Q20 mainly due to improved international passenger traffic coupled with a higher international passenger fees introduced on March 15, together with a recovery of domestic traffic as a result of the summer season.

•	Commercial Revenues ex-IAS29 fell YoY by 19.9%, or $10.5 million, although improving from the 32.0% YoY decrease in 4Q20, driven by the following declines:

•	68.4%, or $10.6 million in passenger-related services, including Duty Free, Parking, VIP Lounge, Catering and F&B revenues, due to lower passenger traffic,

•	56.0%, or $2.6 million, in Other Services revenues in line with the decrease of passenger volume,

•	55.0%, or $0.9 million, in Rental of space, due to discounts granted to airlines in relation with hanger space, and

•	47.2%, or $0.8 million, in Advertising revenues, as advertisement contracts were not renewed due to the COVID-19 pandemic.

This was partially offset by a $5.6 million increase in Cargo revenues, primarily reflecting a 10% tariff increase on import activities applied starting October 2020, coupled with a 30% increase in handling services activity.

•	Construction Service Revenue ex-IAS29 decreased 35.0%, or $13.5 million, to $25.1 million, as a result of lower capex in the period.

Excluding Construction service revenue and the impact of IAS29, total revenue in 1Q21 decreased 56.7% YoY, or $80.7 million, to $61.6 million, an improvement from the 65.0% drop in 4Q20.

Total Costs and Expenses declined 41.6%, or $65.1 million, to $91.4 million. Had IAS 29 not been adopted, total cost and expenses would have declined 38.6%, or $52.9 million, primarily due to a decrease of $13.5 million in Construction Service costs reflecting lower capex in the quarter, coupled with lower operating expenses and Concession fees.

Cost of Services ex-IAS29 fell 42.8% YoY, or $52.4 million, to $69.9 million, primarily due to a drop of $13.5 million in Construction Service Costs, as a result of lower capex. Excluding Construction Service Costs, Cost of Services would have declined 46.5% YoY, or $38.9 million, driven mainly by the following declines:

•	56.5%, or $11.9 million, in Concession Fees, in line with lower revenues,

•	47.9%, or $9.9 million, in Maintenance expenses due to the renegotiation of agreements with suppliers to adapt services to lower activity, coupled with lower maintenance of infrastructure in comparison with 1Q20 and the depreciation of the local currency against the US dollar,

•	36.0%, or $8.2 million, in Salaries and Social Security Contribution expenses, primarily due to the reduction in salaries and a furlough scheme under which no social contributions are required to be paid, coupled with local currency depreciation and also benefitting from government assistance in the amount of $0.7 million

•	44.6%, or $4.6 million, in Amortizations and Depreciations, as amortization of AA2000 intangible assets is calculated over a longer period as a result of the extension of the concession,

•	52.3%, or $2.4 million, in Services and Fees, driven by suspension of all non-essential services due to the COVID-19 pandemic and reduction of airport activity,

•	66.3%, or $1.7 million, in Office Expenses, due to a decrease in mobility and office expenses along with lower overall expenses due to a reduction in passenger traffic.

SG&A ex-IAS29 decreased by 59.9% YoY, or $8.8 million, to $5.9 million in 1Q21, mainly due to the following:

•	A 53.6%, or $4.5 million, decline in Taxes reflecting lower turnover taxes and banking transaction taxes, related to the decline in revenues, and

•	A $2.0 million, in Bad Debt Recovery of past due credit from one of the leading airlines in Latin America.

•	A 34.7%, or $0.9 million, decline in Salaries and Social Security Contributions mainly due to a reduction in salaries and a furlough scheme under which no social contributions are required to be paid, coupled with local currency depreciation.

Other expenses was $8.5 million in 1Q21, reflecting an $8.2 million one-time charge mainly due to professional and technical fees in connection with the settlement of an environmental legal proceeding, which will be paid over a 5-year period.

Adjusted Segment EBITDA was $10.6 million in 1Q21, a $46.8 million YoY decline, with Adjusted Segment EBITDA margin Ex-IFRIC12 of 17.2% compared to 41.1% in 1Q20. Excluding the one-time charge in Other Expenses explained above, Adjusted Segment EBITDA was $18.7 million on an “As reported” basis, or $18.6 million when excluding the impact of IAS 29. Adjusted EBITDA margin EX-IFRIC12 contracted by 1,065 bps to 30.2% in 1Q21 from 40.8% in 1Q20.

During 1Q21 CAAP made Capital Expenditures of $23.0 million on an ‘As reported’ basis, or $22.3 million when excluding the impact of IAS29, primarily due to construction works of the new departure terminal building at Ezeiza Airport, together with the enlargement and refurbishment of the runway, a new lighting system and the remodeling of international departures and arrivals areas at Aeroparque Airport. Importantly, Aeroparque Airport expansion works in an amount of $16.5 million were funded by the development trusts.

Italy

	1Q21	1Q20	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	0.0	0.3	-84.6%
International Passengers (in millions)	0.0	0.7	-95.8%
Transit Passengers (in millions)	0.0	0.0	-100.0%
Total Passengers (in millions)	0.1	1.0	-92.6%
Cargo Volume (in thousands of tons)	3.4	3.2	5.9%
Total Aircraft Movements (in thousands)	2.2	11.3	-80.7%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	2.0	12.7	-84.2%
Non-aeronautical revenue	6.2	8.8	-29.6%
Commercial revenue	2.9	5.9	-51.1%
Construction service revenue	3.1	2.6	19.3%
Other revenue	0.2	0.3	-30.0%
Total Revenue	8.2	21.5	-61.8%
Total Revenue Excluding IFRIC12(1)	5.1	18.9	-73.0%
Cost of Services	16.1	22.5	-28.5%
Selling, general and administrative expenses	2.9	3.0	-3.5%
Other Expenses	0.0	0.0	-
Total Costs and Expenses	19.0	25.6	-25.8%
Total Costs and Expenses Excluding IFRIC12(2)	16.3	23.4	-30.3%
Adjusted Segment EBITDA	-7.7	-1.1	596.3%
Adjusted Segment EBITDA Mg	-93.4%	-5.1%	-8,827	bps
Adjusted EBITDA Margin excluding IFRIC 12(3)	-158.3%	-8.2%	-15,010	bps
Capex	3.3	2.9	12.2%

1 Excludes Construction Service revenue.

2 Excludes Construction Service cost.

3 Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

Passenger Traffic declined 92.6% YoY, compared with an 87.2% YoY drop in 4Q20 reflecting prolonged air travel restrictions reenacted by the Italian government in 4Q20. Domestic traffic was down 84.6% YoY, while international traffic declined 95.8% YoY. Traffic at Florence airport was down 96.9% YoY, as it remained closed to operations since February 1st to April 1st, 2021 to allow the execution of works on the runway, while traffic at Pisa Airport down 89.9% YoY.

Revenues in 1Q21 declined 61.8% YoY, or $13.3 million, to $8.2 million. Excluding Construction service revenue, revenues declined 73.0% YoY, or $13.8 million, to $5.1 million, mainly driven lower passenger traffic due to the COVID-19 pandemic.

•	Aeronautical Revenues dropped 84.2%, or $10.7 million, as a result of lower passenger traffic.

•	Commercial Revenues decreased 51.1% YoY, or $3.0 million, mainly due to a reduction in Parking, F&B and VIP Lounge revenues. In addition, car rental revenues also declined in the quarter.

•	Construction Service Revenue increased $0.5 million, to $3.1 reflecting the extraordinary maintenance work at Florence airport runway.

Cost of Services declined 28.5% YoY, or $6.4 million. Excluding Construction Service cost, Cost of services decreased 34.0%, or $6.9 million, due to the following declines:

•	39.8%, or $4.2 million, in Salaries and social security contributions, as a result of a reduction in workforce, and a furlough scheme for some employees together with a reduction in working hours,

•	35.2%, or $1.4 million, in Services and Fees expenses mainly driven due to the suspension or reduction in scope of certain maintenance contracts, mainly in porterage and security services, as part of the set of measures implemented to mitigate the impact of the pandemic, and

•	89.3%, or $1.0 million, in Concession Fees due to lower passenger traffic.

SG&A declined 3.5% YoY, or $0.1 million, due to lower Maintenance and Salaries and Social Contribution expenses.

Adjusted Segment EBITDA declined by $6.6 million, to a loss of $7.7 million compared to a loss of $1.1 million in the year ago quarter.

During 1Q21 CAAP made Capital Expenditures for $3.3 million, mainly attributed to extraordinary maintenance works to increase the lift of Florence runway and Strip, and the new AVL systems (Auxiliary Visual Aids).

Brazil

	1Q21	1Q20	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	1.6	2.6	-37.6%
International Passengers (in millions) (1)	0.0	0.2	-95.0%
Transit Passengers (in millions) (1)	1.0	1.6	-35.4%
Total Passengers (in millions) (1)	2.7	4.4	-39.2%
Cargo Volume (in thousands of tons)	13.7	15.7	-12.7%
Total Aircraft Movements (in thousands)	26.3	36.7	-28.4%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	4.9	11.5	-57.8%
Non-aeronautical revenue	7.7	12.5	-38.8%
Commercial revenue	7.7	12.5	-38.8%
Total Revenue	12.5	24.0	-47.9%
Cost of Services	14.4	20.6	-30.2%
Selling, general and administrative expenses	2.6	4.0	-36.2%
Other expenses	0.4	4.5	-91.3%
Total Costs and Expenses	17.3	29.2	-40.6%
Adjusted Segment EBITDA	-2.4	-2.5	-4.2%
Adjusted Segment EBITDA Mg	-19.1%	-10.6%	-854	bps
Capex	0.4	1.9	-79.3%

Note: This segment does not include the effects of IFRIC 12 with respect to the construction or improvements to assets under the concession.

1)	Preliminary data on 1,256 in January and 195 in February 2020 at Brasilia Airport, due to delays in the submission of information by third parties. Moreover, starting November 2019 the Company has reclassified its passenger traffic figures for Brasilia Airport between international, domestic and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures remain unchanged.

Passenger Traffic dropped 39.2% YoY, compared to the 40.4% decline in 4Q20 and the 69.4% decline in 3Q20. Domestic passenger traffic declined 37.6% YoY, a slight improvement from the 41.2% YoY drop in 4Q20. International traffic dropped 95.0% YoY. Throughout the quarter, traffic deteriorated resulting in declines of 34.4% in January 45.1% in February and 62.5% in March, when compared to the respective month of 2019. This was mainly driven by the sharp increase of COVID-19 cases in the country and a new strain of the virus, which derived in a drop in passenger demand.

Revenues in 1Q21 decreased 47.9% YoY, or $11.5 million, mainly reflecting lower aeronautical and commercial activities due to the decline in passenger traffic, and to a lesser extent, the average 22.8% depreciation of the Brazilian real against the US dollar during the period. In local currency, revenues fell 35.9%.

•	Aeronautical Revenues declined 57.8% YoY, or $6.6 million, driven by lower passenger traffic, coupled with the depreciation of the Brazilian Real. Measured in local currency, Aeronautical revenues dropped 48.1%.

•	Commercial Revenues declined 38.8%, or $4.8 million, also impacted by lower passenger traffic, and to a lesser extent, by the 22.8% average currency depreciation in the period. Commercial revenues in local currency decreased 24.7% mainly driven by declines in F&B, VIP Lounge and Retail Stores and Duty Free revenues, due to lower passenger traffic and certain discounts granted to tenants due to lower activity, lower Rental of space revenues, as a result of the discounts granted and closure of operations of certain clients, and a lower Fuel revenues, in line with the reduction in aircraft movements.

Cost of Services fell 30.2%, or $6.2 million, benefiting from cost reduction initiatives taken to mitigate the impact of the COVID-19 pandemic, coupled with the depreciation of the Brazilian Real. In local currency, cost of services dropped 14.4%, mainly driven by:

•	Lower sales taxes, reflecting the reduction in revenues in the quarter,

•	A reduction in Salaries and social contributions due to reductions in the workforce, salary reductions, furloughs together with easier comparisons as 1Q20 was impacted by contractual indemnities,

•	Lower Maintenance expenses mainly due to the renegotiation of contracts related to baggage handling system, cleaning services and maintenance of green areas, as part of the set of measures implemented to mitigate the impact of the pandemic, and

•	A reduction in Services and Fees mainly due to the renegotiation of contracts related to security and Aviation Security Protection and lower utilities expenses, coupled with local currency depreciation.

This was partially offset by higher other expenses as a result of provision for contractual fine with a commercial tenant.

SG&A in 1Q21 fell 36.2%, or $1.4 million on an ‘As reported’ basis. In local currency, SG&A fell 22.3%, reflecting easier comparisons as in 1Q20 a legal fee charge in relation with the concession fee was recorded.

Adjusted Segment EBITDA was a loss of $2.4 million in the quarter, relatively flat when compared to a loss of $2.5 million in 1Q20. Excluding the impact from the $4.5 million impairment loss recorded in 1Q20 in relation with Natal concession, Adjusted EBITDA would have declined $4.4 million compared to Adjusted EBITDA gain of $2.0 million in 1Q20.

Uruguay

	1Q21	1Q20	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	0.0	0.0	-52.4%
International Passengers (in millions)	0.0	0.5	-91.5%
Transit Passengers (in millions)	0.0	0.0	-92.4%
Total Passengers (in millions)	0.0	0.5	-91.5%
Cargo Volume (in thousands of tons) (1)	6.2	6.7	-7.7%
Total Aircraft Movements (in thousands)	2.4	7.7	-69.0%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	1.8	16.7	-89.1%
Non-aeronautical revenue	6.9	15.4	-55.4%
Commercial revenue	6.4	13.0	-51.2%
Construction service revenue	0.5	2.4	-78.7%
Total Revenue	8.7	32.1	-73.0%
Total Revenue Excluding IFRIC12(2)	8.2	29.7	-72.5%
Cost of Services	9.3	15.4	-39.8%
Selling, general and administrative expenses	1.9	4.1	-54.1%
Total Costs and Expenses	11.2	19.5	-42.7%
Total Costs and Expenses Excluding IFRIC12(3)	10.7	17.2	-38.0%
Adjusted Segment EBITDA	0.9	15.2	-94.4%
Adjusted Segment EBITDA Mg	9.8%	47.3%	-3,746	bps
Adjusted EBITDA Margin excluding IFRIC 12 (4)	10.5%	51.1%	-4,064	bps
Capex	0.7	4.2	-82.3%

1) Cargo volumes in Uruguay were rectified from January to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.

2) Excludes Construction Service revenue.

3) Excludes Construction Service cost.

4) Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

Passenger Traffic declined 91.5% YoY, a decline from the 90.1% reported in 4Q20, impacted by the prolonged closure of borders to non-resident foreigners, and the suspension of all travelers, including Uruguayan citizens, since late December 2020 until the end of January, with certain exceptions. During February, restrictions were lifted and Uruguayan citizen and resident foreigners were allowed to travel.

Revenues in 1Q21 declined 73.0% YoY, or $23.4 million, to $8.7 million. Excluding Construction service revenue, revenues declined 72.5% YoY, or $21.5 million, to $8.2 million, primarily reflecting lower passenger traffic in the quarter.

•	Aeronautical Revenues declined 89.1% YoY, or $14.9 million, reflecting lower passenger fees revenues in line with the decline in passenger traffic from the impact of the COVID-19 pandemic.

•	Commercial Revenues declined 51.2%, or $6.6 million, reflecting decreases of 87.0%, or $1.9 million, in Duty Free revenues, 89.9%, or $1.0 million, in VIP Lounge revenues, and 69.5%, or $2.2 million, in other passenger-related services, all as a result of lower passenger traffic. Of note, the cargo terminal continued to perform well during the quarter, with declines of 7.7% in operated volume and 10.8% in revenues.

•	Construction Service Revenue declined $1.9 million, to $0.5 million reflecting lower capex in the period in comparison with 1Q20.

Cost of services were down 39.8% YoY, or $6.1 million, to $9.3 million. Excluding Construction service cost, cost of services declined 33.1% YoY, or $4.3 million, reflecting the following cost reductions: (i) 63.9%, or $2.1 million, in Maintenance expenses due to renegotiation of most operating expenses contracts, together with a decline in SISCA fees due to lower passenger traffic, (ii) 76.7%, or $1.8 million, in Concession fees, in line with lower passenger traffic, and (iii) 18.9%, or $0.8 million, in Salaries and social contributions, driven by a restructuring in the workforce implemented in July 2020 and a furlough program.

SG&A declined 54.1% YoY, or $2.2 million, to $1.9 million, due to decreases of $0.9 million in other expenses, driven by lower collection fees from airlines and lower VIP lounge expenses, coupled with a $0.5 million decline in Bad Debt charges benefitting from easier comparisons as 1Q20 was impacted by a $0.5 bad debt allowance, together with a $0.3 million decline in Services and Fees, reflecting lower utility expense and professional fees from a reduction in services.

Adjusted Segment EBITDA declined 94.4%, or $14.3 million, to $0.9 million, with Adjusted Segment EBITDA margin Ex-IFRIC12 contracting to 10.5%, from 51.1% in 1Q20.

During 1Q21, CAAP made Capital Expenditures of $0.7 million in Uruguay, reflecting works at the Punta del Este Airport.

Key Events for the Quarter

Corporación América Airports S.A. Announces Increase in International Passenger Fees in Argentina Starting March 15, 2021.

On January 13,2021, CAAP announced that the Argentine airport regulator, Organismo Regulador del Sistema Nacional de Aeropuertos (“ORSNA”) published Resolution No. 4/2021 in the Official Gazette which establishes among others: i) an increase of US$6 bringing the international passenger fee to US$57 in for travelers departing from AA2000 airports, in line with the provisions of the Technical Conditions for the Extension, which are part of the 10-year concession extension approved on December 17, 2020, effective on January 14, 2021 for flights as of March 15, 2021; ii) domestic passenger fees remain unchanged until the end of 2021, and iii) aircraft fees remain unchanged for both domestic and international air operators.

AA2000 and Aerolíneas Argentinas settle on proposal over debt outstanding as of March 31, 2020

On February 2, 2021, Aerolineas Argentinas SA (“ARSA”) sent AA2000 a Reversal Letter (the “Reversal Letter”), containing a proposal for the recognition of debt for the amounts owed until March 31, 2020 (AR$120.6 million and US$36.5 million). ARSA proposed a payment plan and accepted said amounts to be transferred to the Trust for Strengthening the National Airport System (“Development trusts”). On February 4, 2021, the Company accepted the Reversal Letter and requested authorization from ORSNA for the transfer of said amounts to the Development Trusts. As of the date of this report, AA2000 and ARSA are in negotiations to reconcile the rest of the outstanding debt.

Corporación América Airports S.A. Appoints New Chief Financial Officer

On March 16, 2021, CAAP announced that Mr. Jorge Arruda, who joined the Company in 2014 and currently serves as Head of Finance and M&A as well as CEO of Inframerica Brazil, has been appointed to the position of Chief Financial Officer of CAAP effective May 1, 2021. Mr. Arruda has over 20 years of finance and investment banking experience and more than 7 years in the airport industry. Prior to joining the Company, he served as CEO and Head of Investment Banking at Nomura Securities Brazil, and has been leading CAAP’s Brazilian operations as CEO since July 2017. Mr. Arruda succeeds Mr. Raúl Francos, who has served as the Company’s CFO since 2017 and, prior to that, as CFO of AA2000, the Company’s main subsidiary, between 2003 and 2018. Mr. Francos stayed on through May 1, 2021, to ensure an orderly transition and will remain a member of the Board of AA2000, a position he has held since 2013..

Subsequent Events

Corporación América Airports to hold its Annual General Shareholders Meeting

On April 20, 2021, CAAP announced that its annual general meeting of shareholders is to be held on Thursday, May 20, 2021.

Hyperinflation Accounting in Argentina

Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered highly inflationary in accordance with IFRS. Consequently, starting July 1, 2018, the Company reports results of its Argentinean subsidiaries applying IFRS rule IAS 29. IAS 29 requires that results of operations in hyperinflationary economies are reported as if these economies were highly inflationary as of January 1, 2018, and thus year-to-date results should be restated adjusting for the change in general purchasing power of the local currency, using official indices, before converting the local amounts at the closing rate of the period (i.e. December 31, 2019 closing rate for 2019 results). For comparison purposes, the impact of adopting IAS 29 in Aeropuertos Argentina 2000 (“AA2000”), the Company’s largest subsidiary in Argentina which accounted for 96.6%, 99.8% and 102.4% of passenger traffic, revenues and Adjusted EBITDA, respectively, of the Argentina segment in 4Q20, is presented separately in each of the applicable sections of this earnings release, in a column denominated “IAS 29”.

1Q21 EARNINGS CONFERENCE CALL

When:	9:00 a.m. Eastern time, May 20, 2021

Who:	Mr. Martín Eurnekian, Chief Executive Officer

Mr. Jorge Arruda, Chief Financial Officer

Ms. Gimena Albanesi, Investor Relations Manager

Dial-in:	1-888-347-6492 (U.S. domestic); 1-412-317-5258 (international)

Webcast:	https://services.choruscall.com/links/caap210520.html

Replay:	Participants can access the replay through May 27, 2021 by dialing:

1-877-344-7529 (U.S. domestic) and 1-412-317-0088 (international). Replay ID: 10156485.

Use of Non-IFRS Financial Measures

This announcement includes certain references to Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EBITDA excluding Construction Service and Adjusted EBITDA Margin excluding Construction service, as well as Net Debt:

Adjusted EBITDA is defined as income for the period before financial income, financial loss, income tax expense, depreciation and amortization.

Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA by total revenues.

Adjusted EBITDA excluding Construction Service (“Adjusted EBITDA ex-IFRIC”) is defined as income for the period before construction services revenue and cost, financial income, financial loss, income tax expense, depreciation and amortization.

Adjusted EBITDA Margin excluding Construction Service (“Adjusted EBITDA Margin ex-IFRIC12”) excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession and is calculated by dividing Adjusted EBITDA excluding Construction Service revenue and cost, by total revenues less Construction service revenue.

Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EBITDA excluding Construction Service and Adjusted EBITDA Margin excluding Construction Service are not measures recognized under IFRS and should not be considered as an alternative to, or more meaningful than, consolidated net income for the year as determined in accordance with IFRS or as indicators of our operating performance from continuing operations. Accordingly, readers are cautioned not to place undue reliance on this information and should note that these measures as calculated by the Company, may differ materially from similarly titled measures reported by other companies. We believe that the presentation of Adjusted EBITDA and Adjusted EBITDA excluding Construction Service enhances an investor’s understanding of our performance and are useful for investors to assess our operating performance by excluding certain items that we believe are not representative of our core business. In addition, Adjusted EBITDA and Adjusted EBITDA excluding Construction Service are useful because they allow us to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods, capital structure or income taxes and construction services (when applicable).

Net debt is calculated by deducting “Cash and cash equivalents” from total financial debt.

Figures ex-IAS 29 result from dividing nominal Argentine pesos for the Argentine Segment, by the average foreign exchange rate of the Argentine Peso against the US dollar in the period. Percentage variations ex-IAS 29 figures compare results as presented in the prior year quarter before IAS 29 came into effect, against ex-IAS 29 results for this quarter as described above. For comparison purposes the impact of adopting IAS 29 in Aeropuertos Argentina 2000, the Company’s largest subsidiary in Argentina, is presented separately in each of the applicable sections of this earnings release, in a column denominated “IAS 29”. The impact from “Hyperinflation Accounting in Argentina” is described in more detail page 23 of this report.

Definitions and Concepts

Commercial Revenues: CAAP derives commercial revenue principally from fees resulting from warehouse usage (which includes cargo storage, stowage and warehouse services and related international cargo services), services and retail stores, duty free shops, car parking facilities, catering, hangar services, food and beverage services, retail stores, including royalties collected from retailers’ revenue, and rent of space, advertising, fuel, airport counters, VIP lounges and fees collected from other miscellaneous sources, such as telecommunications, car rentals and passenger services.

Construction Service revenue and cost: Investments related to improvements and upgrades to be performed in connection with concession agreements are treated under the intangible asset model established by IFRIC 12. As a result, all expenditures associated with investments required by the concession agreements are treated as revenue generating activities given that they ultimately provide future benefits, and subsequent improvements and upgrades made to the concession are recognized as intangible assets based on the principles of IFRIC 12. The revenue and expense are recognized as profit or loss when the expenditures are performed. The cost for such additions and improvements to concession assets is based on actual costs incurred by CAAP in the execution of the additions or improvements, considering the investment requirements in the concession agreements. Through bidding processes, the Company contracts third parties to carry out such construction or improvement services. The amount of revenues for these services is equal to the amount of costs incurred plus a reasonable margin, which is estimated at an average of 3.0% to 5.0%.

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. The Company is the largest private airport operator in the world based on the number of airports and the tenth largest based on passenger traffic. Currently, the Company operates 52 airports in 7 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Peru, Ecuador, Armenia and Italy). In 2019, Corporación América Airports served 84.2 million passengers. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com

Forward Looking Statements

Statements relating to our future plans, projections, events or prospects are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “believes,” “continue,” “could,” “potential,” “remain,” “will,” “would” or similar expressions and the negatives of those terms. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to: the COVID-19 impact, delays or unexpected casualties related to construction under our investment plan and master plans, our ability to generate or obtain the requisite capital to fully develop and operate our airports, general economic, political, demographic and business conditions in the geographic markets we serve, decreases in passenger traffic, changes in the fees we may charge under our concession agreements, inflation, depreciation and devaluation of the AR$, EUR, BRL, UYU, AMD or the PEN against the U.S. dollar, the early termination, revocation or failure to renew or extend any of our concession agreements, the right of the Argentine Government to buy out the AA2000 Concession Agreement, changes in our investment commitments or our ability to meet our obligations thereunder, existing and future governmental regulations, natural disaster-related losses which may not be fully insurable, terrorism in the international markets we serve, epidemics, pandemics and other public health crises and changes in interest rates or foreign exchange rates. The Company encourages you to review the ‘Cautionary Statement’ and the ‘Risk Factor’ sections of our annual report on Form 20-F for the year ended December 31, 2019 and any of CAAP’s other applicable filings with the Securities and Exchange Commission for additional information concerning factors that could cause those differences.

Investor Relations Contact

Gimena Albanesi

Investor Relations Manager

Email: gimena.albanesi@caairports.com
Phone: +5411 4852-6411

-- Operational & Financial Tables Follow –

Operating Statistics by Segment: Traffic, Cargo and Aircraft Movement

	1Q21	1Q20	% Var.
Argentina(1)
Domestic Passengers (in millions)	2.2	5.7	-61.1%
International Passengers (in millions)	0.5	2.9	-84.2%
Transit passengers (in millions)	0.1	0.3	-61.5%
Total passengers (in millions)	2.8	8.9	-68.6%
Cargo volume (in thousands of tons)	36.2	45.5	-20.6%
Aircraft movements (in thousands)	49.9	93.8	-46.8%
Italy
Domestic Passengers (in millions)	0.0	0.3	-84.6%
International Passengers (in millions)	0.0	0.7	-95.8%
Transit passengers (in millions)	0.0	0.0	-100.0%
Total passengers (in millions)	0.1	1.0	-92.6%
Cargo volume (in thousands of tons)	3.4	3.2	5.9%
Aircraft movements (in thousands)	2.2	11.3	-80.7%
Brazil(2)
Domestic Passengers (in millions)	1.6	2.6	-37.6%
International Passengers (in millions)	0.0	0.2	-95.0%
Transit passengers (in millions)	1.0	1.6	-35.4%
Total passengers (in millions)	2.7	4.4	-39.2%
Cargo volume (in thousands of tons)	13.7	15.7	-12.7%
Aircraft movements (in thousands)	26.3	36.7	-28.4%
Uruguay(3)
Domestic Passengers (in millions)	0.0	0.0	-52.4%
International Passengers (in millions)	0.0	0.5	-91.5%
Transit passengers (in millions)	0.0	0.0	-92.4%
Total passengers (in millions)	0.0	0.5	-91.5%
Cargo volume (in thousands of tons)	6.2	6.7	-7.7%
Aircraft movements (in thousands)	2.4	7.7	-69.0%
Ecuador(4)
Domestic Passengers (in millions)	0.2	0.5	-67.1%
International Passengers (in millions)	0.2	0.5	-52.5%
Transit passengers (in millions)	0.0	0.0	-88.6%
Total passengers (in millions)	0.4	1.0	-60.7%
Cargo volume (in thousands of tons)	4.5	7.1	-37.5%
Aircraft movements (in thousands)	11.3	17.2	-34.5%
Armenia
Domestic Passengers (in millions)	0.0	0.0	-
International Passengers (in millions)	0.3	0.6	-51.1%
Transit passengers (in millions)	0.0	0.0	-
Total passengers (in millions)	0.3	0.6	-51.1%
Cargo volume (in thousands of tons)	3.2	4.3	-25.5%

Aircraft movements (in thousands)	3.0	5.5	-45.6%
Peru(5)
Domestic Passengers (in millions)	0.3	0.8	-59.8%
International Passengers (in millions)	0.0	0.0	-58.8%
Transit passengers (in millions)	0.0	0.0	-
Total passengers (in millions)	0.3	0.8	-59.7%
Cargo volume (in thousands of tons)	0.7	1.1	-33.7%
Aircraft movements (in thousands)	3.4	6.5	-47.2%

1)	Note that preliminary passenger traffic figures for Ezeiza Airport, in Argentina, for 2019 as well as January 2020 were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues, as tariffs are applicable on departure passengers.
2)	Preliminary data on 1,256 in January and 195 in February 2020 at Brasilia Airport, due to delays in the submission of information by third parties. Moreover, starting November 2019 the Company has reclassified its passenger traffic figures for Brasilia Airport between international, domestic and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures remain unchanged.
3)	Cargo volumes in Uruguay were rectified from January to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.
4)	ECOGAL’s operational data included in this table, although its results of operations are not consolidated.
5)	AAP’s operational data included in this table, although its results of operations are not consolidated.

Foreign Exchange Rate

Country	1Q21	1Q20	1Q21	1Q20
	Avg	Avg	EoP	EoP
Argentine Peso	88.58	61.40	92.00	64.47
Euro	0.83	0.91	0.85	0.91
Brazilian Real	5.48	4.47	5.70	5.20
Uruguayan Peso	43.16	39.68	44.19	43.01

Amounts provided by units of local currency per US dollar

Aeronautical Breakdown (in US$ million)

	1Q21 as reported	1Q20 as reported	% Var as reported	IAS 29 1Q21	1Q21 ex IAS 29	1Q20 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	42.8	154.7	-72.3%	0.0	42.8	156.4	-72.6%
Passenger use fees	29.8	125.1	-76.2%	0.0	29.7	126.6	-76.5%
Aircraft fees	11.1	23.7	-53.1%	0.0	11.1	23.9	-53.5%
Other	1.9	5.9	-67.0%	-	1.9	5.9	-67.0%

Commercial Revenue Breakdown (in US$ million)

	1Q21 as reported	1Q20 as reported	% Var as reported	IAS 29 1Q21	1Q21 ex IAS 29	1Q20 ex IAS 29	% Var ex IAS 29
Commercial revenue	67.8	101.6	-33.3%	0.1	67.7	102.5	-33.9%
Warehouse use fees	37.3	32.1	16.2%	-0.2	37.5	32.7	14.6%
Duty free shops	4.4	11.0	-60.1%	0.0	4.4	11.2	-60.9%
Rental of space (including hangars)	4.3	6.5	-34.4%	0.0	4.3	6.5	-34.6%
Parking facilities	1.8	5.4	-66.4%	0.0	1.8	5.4	-66.4%
Fuel	4.3	11.8	-63.6%	0.0	4.3	11.8	-63.6%
Food and beverage services	1.6	4.4	-62.8%	0.1	1.6	4.3	-63.3%
Advertising	2.6	4.9	-46.3%	0.0	2.6	4.9	-46.6%
Services and retail stores	1.5	3.2	-53.8%	0.0	1.5	3.2	-53.8%
Catering	0.5	2.2	-79.1%	0.0	0.5	2.2	-79.2%
VIP lounges	2.2	6.7	-66.8%	0.1	2.1	6.7	-68.2%
Walkway services	1.1	1.8	-37.7%	0.0	1.1	1.9	-41.0%
Other	6.2	11.6	-46.9%	0.0	6.1	11.6	-47.3%

Total Expenses Breakdown (in US$ million)

	1Q21 as reported	1Q20 as reported	% Var as reported	IAS 29 1Q21	1Q21 ex IAS 29	1Q20 ex IAS 29	% Var ex IAS 29
Cost of services	137.9	236.0	-41.6%	7.2	130.6	216.7	-39.7%
SG&A	19.3	34.3	-43.6%	0.1	19.2	34.3	-44.0%
Financial loss	42.1	54.0	-22.1%	-59.7	101.8	84.9	19.9%
Inflation adjustment	4.4	1.9	131.5%	4.7	-0.3	-	-
Other expenses	9.2	4.9	87.4%	-0.3	9.5	4.9	93.8%
Income tax expense	0.8	9.2	-91.1%	21.8	-21.0	2.6	-907.1%
Total expenses	213.7	340.4	-37.2%	-26.2	239.8	343.4	-30.2%

Cost of Services (in US$ million)

	1Q21 as reported	1Q20 as reported	% Var as reported	IAS 29 1Q21	1Q21 ex IAS 29	1Q20 ex IAS 29	% Var ex IAS 29
Cost of Services	137.9	236.0	-41.6%	7.2	130.6	216.7	-39.7%
Salaries and social security contributions	30.2	45.7	-33.9%	-0.0	30.2	46.2	-34.6%
Concession fees	18.6	37.5	-50.5%	-0.0	18.6	37.9	-50.9%
Construction service cost	26.9	45.7	-41.0%	-2.2	29.1	46.9	-37.9%
Maintenance expenses	15.7	28.7	-45.3%	-0.0	15.7	29.2	-46.1%
Amortization and depreciation	31.2	48.1	-35.2%	9.5	21.7	25.9	-16.4%
Services and fees	9.2	14.4	-36.3%	-0.0	9.2	14.5	-36.7%
Cost of fuel	2.4	7.4	-67.7%	-	2.4	7.4	-67.7%
Taxes	0.7	3.8	-80.7%	-0.0	0.7	3.8	-80.7%
Office expenses	0.9	2.6	-66.9%	-0.0	0.9	2.6	-66.7%
Provision for maintenance cost	0.3	0.3	14.5%	-	0.3	0.3	14.5%
Others	1.8	1.9	-7.0%	-0.0	1.8	1.9	-7.0%

Selling, General and Administrative Expenses (in US$ million)

	1Q21 as reported	1Q20 as reported	% Var as reported	IAS 29 1Q21	1Q21 ex IAS 29	1Q20 ex IAS 29	% Var ex IAS 29
SG&A	19.3	34.3	-43.6%	0.1	19.2	34.3	-44.0%
Taxes	4.4	9.1	-51.4%	-0.0	4.4	9.3	-52.4%
Salaries and social security contributions	4.1	6.5	-37.6%	-0.0	4.1	6.6	-38.5%
Services and fees	6.6	8.2	-19.2%	-0.0	6.6	8.2	-19.1%
Office expenses	0.3	0.8	-63.0%	-0.0	0.3	0.8	-62.9%
Amortization and depreciation	2.1	2.4	-11.5%	0.1	2.0	2.1	-3.8%
Maintenance expenses	0.1	1.0	-89.5%	0.0	0.1	1.0	-89.5%
Advertising	0.1	0.2	-39.1%	-0.0	0.1	0.2	-38.8%
Insurances	0.5	0.5	6.8%	-0.0	0.5	0.5	6.8%
Charter services	-	0.1	-100.0%	-	-	0.1	-100.0%
Bad debts recovery	-2.1	-0.1	1,974.4%	-	-2.1	-0.1	1,974.4%
Bad debts	2.3	3.0	-22.9%	0.1	2.3	3.0	-24.6%
Others	0.8	2.6	-68.9%	-0.0	0.8	2.6	-68.9%

Expenses by Segment (in US$ million)

Country	1Q21 as reported	1Q20 as reported	% Var as reported	IAS 29 1Q21	1Q21 ex IAS 29	1Q20 ex IAS 29	% Var ex IAS 29
Argentina	91.4	156.5	-41.6%	7.1	84.3	137.2	-38.6%
Italy	19.0	25.6	-25.8%	-	19.0	25.6	-25.8%
Brazil	17.3	29.2	-40.6%	-	17.3	29.2	-40.6%
Uruguay	11.2	19.5	-42.7%	-	11.2	19.5	-42.7%
Armenia	10.5	19.0	-44.7%	-	10.5	19.0	-44.7%
Ecuador	11.7	19.7	-40.5%	-	11.7	19.7	-40.5%
Unallocated	5.3	5.8	-8.5%	-	5.3	5.8	-8.5%
Total consolidated expenses (1) (2)	166.4	275.2	-39.5%	7.1	159.3	255.9	-37.7%

(1)	Excludes income tax and financial loss
(2)	We account for the results of operations of ECOGAL and AAP using the equity method

% Ownership by Concession
Aeropuertos Argentina 2000	Argentina	81.6%
Neuquén	Argentina	74.4%
Bahía Blanca	Argentina	81.4%
Toscana Aeroporti (Florence and Pisa airports)	Italy	46.7%
ICAB (Brasilia Airport)	Brazil	51.0%
ICASGA (Natal Airport)	Brazil	99.9%
Puerta del Sur (Carrasco Airport)	Uruguay	100.0%
CAISA (Punta del Este Airport)	Uruguay	100.0%
AIA (Armenian airports)	Armenia	100.0%
TAGSA (Guayaquil Airport)	Ecuador	50.0%
ECOGAL (Galápagos Airport)	Ecuador	99.9%
Aeropuertos Andinos del Peru	Peru	50.0%

Selected Income Statement Data (in US$ million)

	1Q21	1Q20	% Var.
Argentina
Total Revenue	84.6	177.1	-52.3%
Total Revenue Excluding IFRIC12(1)	61.6	139.7	-55.9%
Operating Income	-5.2	24.2	-121.6%
Net Income	-12.0	2.9	-514.2%
Adjusted Segment EBITDA	10.6	57.4	-81.5%
Adjusted Segment EBITDA Mg	12.6%	32.4%	-1,982 bps
Adjusted EBITDA Margin excluding IFRIC	17.2%	41.1%	-2,389 bps
Italy
Total Revenue	8.2	21.5	-61.8%
Total Revenue Excluding IFRIC12(1)	5.1	18.9	-73.0%
Operating Income	-10.8	-4.1	163.0%
Net Income	-9.2	-3.3	178.7%
Adjusted Segment EBITDA	-7.7	-1.1	596.3%
Adjusted Segment EBITDA Mg	-93.4%	-5.1%	-8,827 bps
Adjusted EBITDA Margin excluding IFRIC	-158.3%	-8.2%	-15,010 bps
Brazil
Total Revenue	12.5	24.0	-47.9%
Operating Income	-4.8	-5.2	-8.2%
Net Income	-34.4	-27.7	24.2%
Adjusted segment EBITDA	-2.4	-2.5	-4.2%
Adjusted Segment EBITDA Mg	-19.1%	-10.6%	-854 bps
Uruguay
Total Revenue	8.7	32.1	-73.0%
Total Revenue Excluding IFRIC12(1)	8.2	29.7	-72.5%
Operating Income	-2.6	12.1	-121.2%
Net Income	-3.4	8.8	-138.9%
Adjusted Segment EBITDA	0.9	15.2	-94.4%

	1Q21	1Q20	% Var.
Adjusted Segment EBITDA Mg	9.8%	47.3%	-3,746 bps
Adjusted EBITDA Margin excluding IFRIC	10.5%	51.1%	-4,064 bps
Ecuador
Total Revenue	13.0	24.7	-47.2%
Total Revenue Excluding IFRIC12(1)	12.3	22.1	-44.4%
Operating Income	0.9	4.4	-78.7%
Net Income	0.3	4.2	-92.4%
Adjusted Segment EBITDA	2.8	5.6	-50.7%
Adjusted Segment EBITDA Mg	21.2%	22.6%	-143 bps
Adjusted EBITDA Margin excluding IFRIC	22.5%	25.3%	-283 bps
Armenia
Total Revenue	11.1	23.3	-52.4%
Total Revenue Excluding IFRIC12(1)	11.0	22.1	-50.0%
Operating Income	0.6	4.3	-85.9%
Net Income	-0.7	0.5	-249.0%
Adjusted Segment EBITDA	4.1	8.1	-49.9%
Adjusted Segment EBITDA Mg	36.6%	34.8%	178 bps
Adjusted EBITDA Margin excluding IFRIC	36.7%	36.5%	24 bps
Unallocated
Total revenue	0.1	0.1	-49.0%
Operating income	-4.8	-4.5	5.9%
Net Income	-7.6	-10.6	-28.7%
Adjusted segment EBITDA	-1.5	-0.9	70.7%
Adjusted Segment EBITDA Mg	N/A	N/A	N/A

1 Excludes Construction Service revenue.

2 Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession.

3 Starting in 3Q18, reported numbers are presented applying Hyperinflation accounting for our Argentinean subsidiaries, in accordance with IAS 29, as explained above. Please refer to Review of Segments – Argentina to see the effect of this rule in our Argentinean subsidiaries.

Operating Statistics by Airport: Traffic, Cargo and Aircraft Movements

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo volume (in tons)			Aircraft movements
	1Q'21	1Q'20	% Var.	1Q'21	1Q'20	% Var.	1Q'21	1Q'20	% Var.	1Q'21	1Q'20	% Var.	1Q'21	1Q'20	% Var.	1Q'21	1Q'20	% Var.
Argentina
Aeroparque	137	2,039	-93%	5	67	-93%	11	172	-94%	152	2,278	-93%	132	245	-46%	1,646	21,186	-92%
Bariloche	271	427	-37%	0	3	-100%	0	3	-98%	271	433	-37%	-	-	-	2,649	3,336	-21%
Catamarca	5	10	-57%	-	-	-	1	0	1073%	6	11	-43%	1	18	-97%	452	494	-9%
C. Rivadavia	32	120	-73%	-	-	-	1	1	-9%	33	121	-73%	7	172	-96%	1,145	2,045	-44%
Córdoba	139	502	-72%	0	159	-100%	2	34	-95%	141	695	-80%	259	701	-63%	2,018	6,406	-68%
El Palomar	0	397	-100%	0	80	-100%	-	-	-	0	476	-100%	-	-	-	490	3,138	-84%
Esquel	9	12	-24%	-	0	-100%	0	0	839%	9	12	-23%	-	-	-	497	357	39%
Ezeiza (1)	979	236	314%	449	2,457	-82%	97	72	35%	1,525	2,765	-45%	35,513	43,081	-18%	14,803	20,158	-27%
Formosa	0	18	-99%	-	0	-100%	0	-	-	0	18	-99%	-	31	-100%	141	356	-60%
General Pico	0	0	-67%	-	-	-	0	0	-25%	0	0	-66%	-	-	-	308	800	-62%
Iguazú	58	347	-83%	-	2	-100%	-	3	-100%	58	352	-83%	-	-	-	544	3,315	-84%
Jujuy	36	80	-55%	-	-	-	0	1	-75%	36	81	-55%	11	29	-61%	662	805	-18%
La Rioja	3	10	-72%	-	-	-	1	0	2095%	4	10	-59%	5	19	-72%	222	281	-21%
Malargüe	0	0	-5%	-	-	-	-	-	-	0	0	-5%	-	-	-	10	32	-69%
Mar del Plata	32	108	-70%	-	0	-100%	0	3	-99%	32	112	-71%	9	39	-77%	1,184	2,073	-43%
Mendoza	138	337	-59%	0	91	-100%	0	2	-83%	138	430	-68%	71	277	-74%	1,678	4,303	-61%
Paraná	2	8	-80%	-	0	-100%	0	0	300%	2	8	-80%	-	0	-100%	331	398	-17%
Posadas	22	58	-62%	0	0	-94%	0	0	-84%	22	58	-62%	11	65	-84%	479	786	-39%
Pto Madryn	0	12	-96%	-	-	-	0	1	-94%	0	12	-96%	-	-	-	146	157	-7%
Reconquista	0	0	17%	-	-	-	0	0	-54%	0	0	3%	-	-	-	742	445	67%
Resistencia	17	38	-56%	0	0	-23%	0	9	-100%	17	47	-64%	18	56	-69%	373	686	-46%
Río Cuarto	2	4	-61%	-	-	-	0	-	-	2	4	-60%	1	11	-90%	118	104	13%
Río Gallegos	19	58	-68%	-	0	-100%	1	2	-47%	20	60	-67%	24	87	-72%	446	785	-43%
Río Grande	15	29	-47%	-	0	-100%	0	0	12%	15	29	-46%	29	44	-33%	332	463	-28%
Salta	99	303	-67%	0	15	-100%	0	6	-97%	99	323	-69%	46	209	-78%	1,228	2,973	-59%

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo volume (in tons)			Aircraft movements
	1Q'21	1Q'20	% Var.	1Q'21	1Q'20	% Var.	1Q'21	1Q'20	% Var.	1Q'21	1Q'20	% Var.	1Q'21	1Q'20	% Var.	1Q'21	1Q'20	% Var.
San Fernando	5	3	66%	2	4	-45%	-	-	-	7	6	5%	-	-	-	10,803	9,201	17%
San Juan	14	29	-54%	0	0	-95%	0	-	-	14	29	-53%	-	-	-	445	357	25%
San Luis	5	12	-57%	-	-	-	0	-	-	5	12	-56%	6	45	-87%	152	228	-33%
San Rafael	6	11	-43%	-	-	-	0	-	-	7	11	-40%	-	1	-100%	1,139	1,127	1%
Santa Rosa	2	7	-66%	-	-	-	1	0	4078%	4	7	-50%	-	-	-	583	590	-1%
Santiago del Estero	15	24	-40%	-	0	-100%	0	0	1033%	15	24	-40%	3	24	-86%	533	472	13%
Tucumán	63	166	-62%	0	12	-100%	1	0	52%	63	177	-64%	-	165	-100%	812	1,589	-49%
Viedma	4	8	-50%	-	-	-	1	-	-	5	8	-41%	-	-	-	221	117	89%
Villa Mercedes	0	0	-43%	-	-	-	0	0	1200%	0	0	65%	-	-	-	474	408	16%
Termas de Río Hondo	2	0	390%	-	-	-	-	-	-	2	0	390%	0	-	-	102	44	132%
Bahía Blanca	11	53	-79%	-	-	-	0	5	-92%	11	57	-80%	19	59	-68%	461	923	-50%
Neuquén	72	222	-67%	0	0	-94%	2	3	-16%	75	224	-67%	-	167	-100%	1,533	2,832	-46%
Total Argentina	2,214	5,688	-61%	456	2,891	-84%	121	315	-62%	2,791	8,894	-69%	36,165	45,546	-21%	49,902	93,770	-47%

Italy
Pisa	42	230	-82%	20	388	-95%	-	0	-100%	62	618	-90%	3,382	3,172	7%	1,710	5,845	-71%
Florence	2	55	-96%	10	330	-97%	-	-	-	12	385	-97%	20	41	-50%	467	5,462	-91%
Total Italy	44	285	-85%	30	718	-96%	-	0	-100%	74	1,003	-93%	3,403	3,212	6%	2,177	11,307	-81%

Brazil
Brasilia (2)	1,212	2,037	-40%	9	156	-94%	1,006	1,558	-35%	2,228	3,752	-41%	12,665	12,899	-2%	22,619	31,937	-29%
Natal	425	586	-28%	0	28	-100%	1	-	-	426	614	-31%	1,035	2,792	-63%	3,643	4,727	-23%
Total Brazil	1,637	2,623	-38%	9	184	-95%	1,007	1,558	-35%	2,653	4,365	-39%	13,701	15,690	-13%	26,262	36,664	-28%

Uruguay
Carrasco (3)	0	0	-23%	43	449	-90%	0	2	-92%	43	451	-90%	6,202	6,721	-8%	1,472	4,661	-68%
Punta del Este	0	0	-68%	1	76	-98%	-	-	-	1	76	-98%	-	-	-	909	3,024	-70%

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo volume (in tons)			Aircraft movements
	1Q'21	1Q'20	% Var.	1Q'21	1Q'20	% Var.	1Q'21	1Q'20	% Var.	1Q'21	1Q'20	% Var.	1Q'21	1Q'20	% Var.	1Q'21	1Q'20	% Var.
Total Uruguay	0	0	-52%	44	525	-92%	0	2	-92%	45	526	-92%	6,202	6,721	-8%	2,381	7,685	-69%

Ecuador
Guayaquil	126	372	-66%	223	470	-53%	3	28	-89%	352	869	-59%	3,947	5,981	-34%	10,812	15,936	-32%
Galápagos	33	111	-71%	-	-	-	-	-	-	33	111	-71%	510	1,153	-56%	458	1,264	-64%
Total Ecuador	159	483	-67%	223	470	-53%	3	28	-89%	385	980	-61%	4,457	7,134	-38%	11,270	17,200	-34%

Armenia
Zvartnots	-	-	-	252	527	-52%	-	-	-	252	527	-52%	3,228	4,331	-25%	2,783	5,293	-47%
Shirak	-	-	-	19	28	-31%	-	-	-	19	28	-31%	-	-	-	192	178	8%
Total Armenia	-	-	-	271	554	-51%	-	-	-	271	554	-51%	3,228	4,331	-25%	2,975	5,471	-46%

Perú
Arequipa	157	410	-62%	2	6	-58%	-	-	-	159	415	-62%	329	490	-33%	1,492	3,058	-51%
Juliaca	62	116	-46%	-	0	-100%	-	-	-	62	116	-46%	117	155	-25%	584	988	-41%
Puerto Maldonado	29	72	-60%	-	-	-	-	-	-	29	72	-60%	113	152	-26%	355	666	-47%
Tacna	43	110	-61%	-	0	-100%	-	-	-	43	110	-61%	125	210	-40%	504	922	-45%
Ayacucho	24	73	-67%	0	-	-	-	-	-	24	73	-67%	13	44	-71%	495	863	-43%
Total Perú	314	781	-60%	2	6	-59%	-	-	-	317	787	-60%	697	1,051	-34%	3,430	6,497	-47%
Total CAAP	4,368	9,861	-56%	1,036	5,347	-81%	1,131	1,903	-41%	6,535	17,111	-62%	67,852	83,685	-19%	98,397	178,594	-45%

1)	Note that preliminary passenger traffic figures for January 2020 for Ezeiza Airport, in Argentina, were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues, as tariffs are applicable on departure passengers.
2)	Preliminary data on 1,256 flights in January 2020 at Brasilia Airport, due to delays in the submission of information by third parties.
3)	Cargo volumes in Uruguay were rectified from January to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.

Income Statement (in US$ thousands)

	1Q21	1Q20	% Var.
Continuing operations
Revenue	138,193	302,829	-54.4%
Cost of services	(137,869)	(235,978)	-41.6%
Gross profit	324	66,851	-99.5%
Selling, general and administrative expenses	(19,335)	(34,346)	-43.7%
Impairment loss	0	(4,490)	-100.0%
Other operating income	1,636	3,656	-55.3%
Other operating expense	(9,185)	(418)	2097.4%
Operating (loss)/ income	(26,560)	31,253	-185.0%
Share of loss in associates	(455)	(866)	-47.5%
(Loss)/ Income before financial results and income tax	(27,015)	30,387	-188.9%
Financial income	6,832	8,575	-20.3%
Financial loss	(42,061)	(53,985)	-22.1%
Inflation adjustment	(4,398)	(1,944)	126.2%
Loss before income tax expense	(66,642)	(16,967)	292.8%
Income tax	(822)	(9,194)	-91.1%
Loss for the period	(67,464)	(26,161)	157.9%
Attributable to:
Owners of the parent	(44,063)	(15,055)	192.7%
Non-controlling interest	(23,401)	(11,106)	110.7%

Balance Sheet (in US$ thousands)

	Mar 31, 2021	Dec 31, 2020	Mar 31, 2020
ASSETS
Non-current assets
Intangible assets, net	2,553,619	2,616,484	2,721,128
Property, plant and equipment, net	76,248	80,833	77,536
Right-of-use asset	13,089	13,448	7,512
Investments in associates	4,753	5,336	9,347
Other financial assets at fair value through profit or loss	3,454	3,614	3,227
Other financial assets at amortized cost	2,609	2,609	2,532
Deferred tax assets	70,323	73,038	116,272
Other receivables	75,066	89,962	117,711
Trade receivables	186	334	1,206
Total non-current assets	2,799,347	2,885,658	3,056,471
Current assets
Inventories	7,096	8,015	10,257
Other financial assets at fair value through profit or loss	56,417	53,347	14,772
Other financial assets at amortized cost	14,472	20,554	83,728
Other receivables	76,101	79,550	100,102
Current tax assets	14,026	18,415	2,714
Derivative financial instruments	-	-	1,000
Trade receivables	54,486	59,081	80,322
Cash and cash equivalents	255,872	281,031	172,495
Total current assets	478,470	519,993	465,390
Total assets	3,277,817	3,405,651	3,521,861
EQUITY
Share capital	163,223	163,223	160,022
Share premium	183,430	183,430	180,486
Treasury shares	(5,012)	(6,145)	-
Free distributable reserve	378,910	378,910	385,055
Non-distributable reserve	1,358,028	1,358,028	1,351,883
Currency translation adjustment	(405,947)	(417,272)	(407,579)
Legal reserves	176	176	176
Other reserves	(1,322,850)	(1,321,142)	(1,324,694)
Retained earnings	106,806	150,202	388,200
Total attributable to owners of the parent	456,764	489,410	733,549
Non-controlling interests	296,676	315,876	409,771
Total equity	753,440	805,286	1,143,320
LIABILITIES
Non-current liabilities
Borrowings	1,084,628	1,128,407	942,230
Deferred tax liabilities	169,506	171,289	218,357
Other liabilities	695,608	728,746	679,925
Lease liabilities	9,590	10,207	5,566
Trade payables	4,494	9,162	550

	Mar 31, 2021	Dec 31, 2020	Mar 31, 2020
Total non-current liabilities	1,963,826	2,047,811	1,846,628
Current liabilities
Borrowings	238,881	216,410	218,883
Other liabilities	168,342	180,813	181,740
Lease liabilities	3,607	3,477	2,360
Current tax liabilities	1,575	1,002	3,041
Trade payables	148,146	150,852	125,889
Total current liabilities	560,551	552,554	531,913
Total liabilities	2,524,377	2,600,365	2,378,541
Total equity and liabilities	3,277,817	3,405,651	3,521,861

Statement of Cash Flow (in US$ thousands)

	Mar 31, 2021	Mar 31, 2020
Cash flows from operating activities
Loss for the period	(67,464)	(26,161)
Adjustments for:
Amortization and depreciation	37,548	55,499
Deferred income tax	125	(4,554)
Income tax accrued	697	13,748
Share of loss in associates	455	866
Impairment loss	-	4,490
Unpaid concession fees	16,322	24,976
Low value, short term and variable lease payments	(146)	(673)
Changes in liability for concessions	24,046	15,951
Interest expense	28,493	22,897
Other financial results, net	(4,502)	(2,551)
Net foreign exchange	(13,001)	9,007
Other accruals	1,493	(2,806)
Inflation adjustment	(1,722)	4,874
Acquisition of Intangible assets	(27,759)	(48,031)
Income tax paid	(71)	(4,803)
Changes in working capital	1,673	(58,801)
Net cash (used in) /provided by operating activities	(3,813)	3,928
Cash flows from investing activities
Cash contribution in associates	-	(548)
Net acquisition of subsidiaries	10	-
Acquisition of other financial assets	(6,235)	(21,309)
Disposals of other financial assets	7,697	6,322
Purchase of Property, plant and equipment	(292)	(2,505)
Acquisition of Intangible assets	(124)	(81)
Other	4	(683)
Net cash provided by / (used in) investing activities	1,060	(18,804)
Cash flows from financing activities
Proceeds from borrowings	53,826	36,233
Guarantee deposits	(765)	(1,503)
Leases payments	(1,227)	(1,035)
Loans paid	(56,268)	(21,284)
Interest paid	(7,576)	(14,962)
Debt renegotiation expenses	(225)	-
Net cash used in financing activities	(12,235)	(2,551)
Increase / (Decrease) in cash and cash equivalents	(14,988)	(17,427)
Movements in cash and cash equivalents
At the beginning of the period	281,031	195,696
Effects of exchange rate changes and inflation adjustment on cash and cash equivalents	(10,171)	(5,774)
Decrease in cash and cash equivalents	(14,988)	(17,427)
At the end of the period	255,872	172,495